SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2005

On May 12, 2005, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2005. Attached hereto are a copy of a press release and supplemental data, both dated May 12, 2005, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2006. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2005 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections for the fiscal year ending March 31, 2006 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press releases is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki

	Name:	Shigehito Katsuki
	Title:	General Manager Investor Relations Office
Department IV

Date: May 12, 2005

Consolidated Financial Results Release	May 12, 2005
For the Year Ended March 31, 2005	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Date of meeting of the board of directors for approval of consolidated financial statements: May 12, 2005

Adoption of U.S. GAAP: Yes

1.	Consolidated Financial Results for the Year Ended March 31, 2005 (April 1, 2004 – March 31, 2005)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

			(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Year ended March 31, 2005	10,805,868	(2.6%)	1,211,201	(22.4%)	1,723,312	12.8%
Year ended March 31, 2004	11,095,537	1.6%	1,560,321	14.4%	1,527,348	8.7%

	Net Income (Loss)		Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Income (Loss) before Income Taxes Margin (Ratio of Income (Loss) before Income Taxes to Operating Revenues)
Year ended March 31, 2005	710,184	10.3%	45,891.26	(yen)	–	(yen)	10.8%	8.9%	15.9%
Year ended March 31, 2004	643,862	175.9%	40,607.65	(yen)	–	(yen)	10.7%	7.8%	13.8%

Notes:

1. Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2005:	(8,985) million yen
	For the year ended March 31, 2004:	(20,323) million yen
2. Weighted average number of shares outstanding (consolidated):
	For the year ended March 31, 2005:	15,475,366 shares
	For the year ended March 31, 2004:	15,855,684 shares
3. Change in accounting policy: No
4. Percentages above represent changes from the previous year.

(2) Consolidated Financial Position

			(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2005	19,098,584	6,768,603	35.4%	453,059.74 (yen)
March 31, 2004	19,434,873	6,397,972	32.9%	406,447.52 (yen)

Note: Number of shares outstanding at end of year (consolidated):	March 31, 2005:	14,939,758 shares
	March 31, 2004:	15,741,201 shares

(3) Consolidated Cash Flows

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	(Millions of yen) Cash and Cash Equivalents at End of Year
Year ended March 31, 2005	2,829,813	(1,768,361)	(1,111,963)	1,381,959
Year ended March 31, 2004	3,480,591	(2,136,810)	(1,222,531)	1,431,421

(4) Numbers of Consolidated Subsidiaries and Affiliated Companies Accounted for Under the Equity Method

The number of consolidated subsidiaries:	397
The number of unconsolidated subsidiaries accounted for under the equity method:	52
The number of affiliated companies accounted for under the equity method:	93

(5) Changes of Reporting Entities

The number of consolidated subsidiaries added:	58
The number of consolidated subsidiaries removed:	8
The number of companies accounted for under the equity method added:	15
The number of companies accounted for under the equity method removed:	42

2.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 – March 31, 2006)

		(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	10,590,000	1,080,000	440,000

(Reference) Expected Earnings per Share (Year ending March 31, 2006):    29,451.61 yen

Note: With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 22.

1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications services, long-distance and international communications services, mobile communications services, and data communications services.

The business of the consolidated subsidiaries of NTT and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo), NTT DATA Corporation (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Businesses

The principal elements in these businesses are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications businesses are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), Plala Networks Inc., NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT-ME CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT-ME TOKYO CORPORATION, NTT SERVICE TOKYO CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, and 122 other companies.

(2) Long-Distance and International Communications Businesses

The principal elements in these businesses are inter-prefectural communications services, international communications services, and related ancillary services pertaining to inter-prefectural communications services and international communications services.

The consolidated subsidiaries in the long-distance and international communications businesses are NTT COMMUNICATIONS CORPORATION (NTT Communications), NTT USA, Inc., Verio Inc., NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT Europe Limited, NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, Milletechno, Inc., NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, NTT Taiwan Ltd., NTT KOREA Co., Ltd., PT. NTT Indonesia, NTT do Brasil Telecomunicações Ltda., DREAM NET Corporation, NTT NaviSpace Corporation, and 24 other companies.

(3) Mobile Communications Businesses

The principal elements in these businesses are mobile telephone services, PHS services, quickcast businesses (formerly, pager services), and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and 73 other companies.

(4) Data Communications Businesses

The principal elements in these businesses are systems integration services and network system services.

The consolidated subsidiaries in the data communications businesses are NTT DATA CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION, and 38 other companies.

(5) Other Businesses

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT Resonant Inc., NTT FACILITIES, INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Corporation, NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 68 other companies.

Group organizational chart appears on the following page.

6

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

The accelerated growth of the information and communications market has spurred a greater diversity and complexity in customer demands. In order to meet such customer needs, NTT will undertake to achieve the following three management objectives.

a) Use the combined strengths of NTT to actively build the ubiquitous broadband market and help achieve the e-Japan Strategy and the u-Japan Initiative.

b) Build a safe, secure, and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephony services and from metal wire systems to optical fiber.

c) Strive to increase corporate value and achieve sustained growth.

(2) Basic Principle concerning Profit Allocation

NTT believes it is critically important to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of stable dividends with due regard to overall operating trends and financial situation while acting to secure necessary levels of internal reserves.

While utilizing its internal reserves for strengthening its financial standing, NTT intends to repurchase its own shares in order to implement a capital policy that takes into account the supply and demand conditions of NTT’s shares.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Basic Approach to Corporate Governance and Status of Corporate Governance Policy Implementation

NTT recognizes corporate governance as an important management issue in its practical implementation of shareholder-oriented management. NTT is striving to enhance its corporate governance, centered around its Board of Directors and Board of Auditors system.

a) Description of corporate organization

NTT has formed a Board of Directors with 11 members, including two outside directors. In principle, this Board of Directors meets once per month to make decisions and report on important management issues. The inclusion of outside directors with independent status as members of the Board of Directors acts to bolster capabilities for overseeing the fairness of business transactions.

NTT applies the corporate auditor scheme and has a Board of Auditors with five members, including two outside auditors. Members of the Board of Auditors attend meetings of the Board of Directors and other important management meetings, implement appropriate auditing of NTT’s business transactions, and have a full-time organization and staff for these purposes. They also conduct audits in coordination with the corporate auditors of NTT subsidiaries.

In addition to the corporate governance bodies prescribed in the Commercial Law of Japan, NTT institutes various meetings and forms committees as necessary for the promotion of effective group-level management in keeping with its status as a holding company with general control and coordination responsibilities for the NTT Group. To this end, these meetings and committees engage in ad-hoc discussion of key issues concerning management on both the corporate and group levels, and thereby assist appropriate decision-making.

b) Preparation of the internal control system and risk management scheme

In accordance with the Internal Control—Integrated Framework advocated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), NTT assesses the preparation and operation of internal controls for the NTT Group as a whole, executes audit reviews to assure the correctness of these controls, and performs a supervisory function with respect to high-risk items common to all Group companies.

Given the huge influence of the NTT Group on Japanese society at large, NTT recognizes that it must not only strictly observe all laws and regulations, but also conduct its business with the highest sense of ethics. Accordingly, NTT adheres to rigorous corporate ethics standards. More specifically, in November 2002, it drafted an “NTT Group Corporate Ethics Charter” and instituted not only an internal system for related reporting and consultation but also an external reporting system utilizing the services of attorneys. While working to create a corporate climate marked by a high degree of transparency and openness through such steps, NTT is also making continuous efforts to expand and strengthen educational activities and internal checks.

In addition, NTT is developing appropriate management of business risks in a rapidly changing business climate. To this end, NTT is establishing schemes for provision against natural disasters, accidents, and other large-scale risks that may adversely affect the entire Group, as well as for risk prevention, advance preparations for occurrence of risks, and sure and prompt response in the event that risks materialize.

c) Status of internal audit, corporate auditors’ audit, and independent auditor’s audit

The Board of Auditors of NTT has five staff members who responsibilities include both statutory auditing and internal auditing. In the statutory audit process, they audit the execution of the directors’ duties as the need arises, under the instruction of corporate auditors. The audit staff also strives to enhance NTT’s auditing system by constantly sharing information on audit plans and results with independent auditors. For the internal auditing process, NTT has implemented the internal control system and risk management scheme as mentioned above.

In addition, in order to respond to requirements both from Japan and overseas to further strengthen corporate governance, on May 12, 2005 NTT revised its organization structure including through the establishment of an “Internal Audit Office” with a full-time internal audit staff.

NTT has contracted with ChuoAoyama PricewaterhouseCoopers and KPMG AZSA & Co. as independent auditors. The names of the certified public accountants (CPAs) who conduct the audit services are as follows:

ChuoAoyama PricewaterhouseCoopers:

Hiroshi Ueno, Yasushi Hamada, Koji Hatsukawa

KPMG AZSA & Co.:

Masanori Sato, Hideki Amano, Sawaji Kanai

The numbers of staff members who support the audit activities are as follows:

ChuoAoyama PricewaterhouseCoopers:

19 CPAs, 14 assistant CPAs, and other 4 staff members

KPMG AZSA & Co.:

11 CPAs, 4 assistant CPAs, and other 4 staff members

(5) Matters concerning the parent company

NTT has no parent company.

3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the consolidated fiscal year ended March 31, 2005, the Japanese economy continued on a steady path to recovery, as evidenced by a gradual increase in personal consumption and growth in capital investment. In the second half of the fiscal year, however, growth in personal consumption began to slow and exports began to weaken, resulting in an uncertain outlook for some sectors of Japanese industry.

Dramatic changes are taking place in the telecommunications market environment due to such factors as the rapid advance of broadband communications. Fiberoptic access services—the mainstay of the broadband business—are steadily spreading while ADSL services are also continuing to grow in the quickly expanding and intensifying broadband market. In the mobile communications market, growth in the overall number of subscriptions continues to slow. However, the shift from second-generation to third-generation mobile communications services is accelerating, bringing about an intensification of service and fee competition. At the same time, the market for conventional fixed-line telephone services continues to shrink due to the accelerated expansion of fixed-rate Internet connection services and IP telephony services. Under such circumstances, the competitive conditions in the fixed-line sector became even more severe as other telecommunications carriers made a full-scale entry into the basic monthly charges market by providing direct subscriber telephone services using dry copper lines.

Amid these conditions, the NTT Group vigorously promoted the wider use of fiber optic access services and third-generation FOMA mobile communications services. In order to reinforce the revenue structure of its broadband businesses, the NTT Group made every possible effort to increase sales of ultra high-speed fiber access services that are superior in interactivity and stability through such measures as reduction in fees and the provision of IP telephony with the same quality as fixed telephone lines.

These initiatives were reinforced by a sales promotion campaign that included active marketing activities to attract potential customers in condominium complexes and limited-time discount offers. In addition, the NTT Group initiated fixed-rate packet communication services for FOMA i-mode services, as well as expanding and upgrading terminal services and functions. In the fixed-line telephone market, the NTT Group sharpened its competitive edge by reducing basic monthly charges and introducing new rate discount services to address increasingly intensifying competition.

Continued efforts were made toward structural reform centered on NTT East and NTT West (the East and West regional companies). Extensive cost reduction programs were implemented to achieve further improvements in management efficiency. Regional outsourcing companies in charge of order processing and facilities maintenance were enlisted in efforts to actively develop new IT-related demand in their regions.

The accelerated growth of the information and communications market has spurred a greater diversity in customer demands. On the other hand, a number of issues are becoming evident, including the need for secure Internet communications. Finding solutions to these issues is essential for the ubiquitous broadband society to develop. As these developments suggest, the information and communications market is experiencing a period of significant transition and change. Against this backdrop, in November 2004, the NTT Group announced “NTT Group’s Medium-Term Management Strategy” aiming to develop a safe, secure, and convenient ubiquitous broadband service. The Strategy outlines medium- to long-term management objectives, specific actions, and other measures.

With regard to the personal information of customers, the NTT Group, as the responsible corporate leader in the information and telecommunications industry, has committed to rigorous data management, as the responsible corporate leader in the information and telecommunications industry, in response to the April 2005 Law concerning the Protection of Personal Information, NTT took further steps to protect the security of information by formulating the NTT Group Information Security Policy, engaging in educational activities designed for Group company directors and employees, and improving security manuals.

As a result of these activities, for the consolidated fiscal year ended March 31, 2005, the NTT Group’s consolidated operating revenues amounted to 10,805.9 billion yen (a decrease of 2.6% from the prior year). The decrease was due to the fact that the East and West regional companies and NTT Communications reported declining revenues as a result of continued shrinkage in the conventional fixed-line telephone market, and NTT DoCoMo recorded decreasing revenues due to lowered communication charges and the launch of i-mode fixed-rate packet communication services. On the other hand, income before income taxes amounted to 1,723.3 billion yen (an increase of 12.8 % from the prior year), resulting from NTT DoCoMo’s sales of shares in AT&T Wireless Services, Inc. and NTT’s sales of equities in NTTUD in connection with the company’s listing on the First Section of the Tokyo Stock Exchange. Consolidated net income was 710.2 billion yen (an increase of 10.3 % from the prior year).

The business results of the principal companies of the NTT Group during the consolidated fiscal year ended March 31, 2005 were as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

As a holding company, NTT is in charge of advancing basic R&D and promoting the application of R&D results. Moreover, in its position of supervising and coordinating the NTT Group, NTT is responsible for achieving effective Group management through the formulation of strategies for the entire Group and the re-allocation of resources to match changes in the business environment.

As a step to the realization of a plan titled “Vision for a New Optical Generation”, NTT formulated “NTT Group’s Medium-Term Management Strategy” and also engaged in creating proposals and intermediating in the development and promotion of broadband services and international businesses. For these management services, NTT received total payments of 20.9 billion yen (a decrease of 0.2% from the prior year) from the Group companies during the period under review. Other initiatives taken included the promotion of R&D activities centered on basic technologies for the development of next-generation network architecture, and efforts were also made toward the development of cutting-edge basic technologies. Consequent to these R&D activities, NTT earned 139.2 billion yen (a decrease of 5.2% from the prior year) in basic research and development revenues.

In connection with NTT DoCoMo’s public repurchase of its own shares (total of 1,912,568 shares scheduled for repurchase), NTT sold 1,748,000 NTT DoCoMo shares, worth 319.8 billion yen, to NTT DoCoMo. NTT also sold 83,277 shares of NTTUD, worth 35.6 billion yen, in connection with NTTUD’s listing on the First Section of the Tokyo Stock Exchange in November 2004.

As a result of these activities, NTT’s operating revenues for the fiscal year ended March 31, 2005 amounted to 323.2 billion yen (an increase of 25.2% from the prior year) and recurring profit amounted to 151.7 billion yen (an increase of 92.8% from the prior year). NTT’s net income amounted to 455.6 billion yen (an increase of 89.6% from the prior year) due to the recording of gains on the sale of NTT DoCoMo and NTTUD shares as special profits of 319.1 billion yen and 31.4 billion yen, respectively.

Additionally, in accordance with a resolution passed at NTT’s 19th General Shareholders’ Meeting held on June 29, 2004 authorizing NTT to repurchase up to 1 million shares of its own common stock at a cost of up to 600.0 billion yen, NTT repurchased 800,145 of its own shares at a cost of 366,466,410,000 yen.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the fiscal year under review, NTT East and NTT West continued working actively to reinforce their revenue structures by taking such measures as expanding broadband services and adopting strategies to enhance competitiveness in the fixed-line telephone market, and to improve management efficiency.

In the field of broadband services, in order to increase the number of subscribers to fiberoptic access services, NTT East and NTT West began providing a high-quality “Hikari Denwa” IP Telephony Service which provides low-priced voice transmissions with the same quality as fixed telephone lines, first to condominiums, and then to single-family dwellings. With regard to the Corporate IP Telephony Service introduced to respond to the growing IP telephony demand of large corporate customers, the two companies eased usage conditions so that corporations with fewer telephone lines can also benefit from this service. Besides these measures, NTT East and NTT West strove to gain a better position in the fiber access market through such measures as rate reductions and limited-time discount offers.

With a view to spurring the demand for fiber-optic access services, NTT East and NTT West promoted sales of a newly introduced IP video telephone terminal, while playing an active part in the launch of video distribution services offered by companies both inside and outside of the NTT Group. The video distribution services will enable customers to enjoy film and music video content using home TVs.

The fixed-line telephone sector is experiencing even harsher competition as a result of other telecommunications carriers’ full-scale entry into the basic monthly charges market by providing direct subscriber telephone services using dry copper lines. In order to deal with this new competition, NTT East and NTT West worked to improve competitiveness through such measures as basic monthly charge reductions and the provision of a new flat-rate intra-prefectural call discount service called “Ichirittsu.”

NTT East and NTT West also continued to advance their structural reforms and to improve managerial efficiency by taking further cost reduction measures and expanding the scope of operations entrusted to the Group’s regional outsourcing companies in order to reduce consignment costs.

Despite these managerial efforts made under difficult business conditions exemplified by the keen competition in the broadband market and a shrinking and intensified fixed-line market, the operating revenues at NTT East amounted to 2,180.9 billion yen, (a decrease of 3.8% from the prior year) and the operating revenues at NTT West amounted to 2,098.0 billion yen (a decrease of 3.2% from the prior year).

NTT Communications Corporation

During the fiscal year under review, NTT Communications actively engaged in the promotion of IP services in the global markets and at the same time strove to strengthen the competitiveness of fixed-telephone services.

For individual customers, NTT Communications made efforts to increase the number of IP service subscribers. Specific measures taken included the expansion of B FLET’S-compatible OCN services and the provision of the “OCN Music Store” music distribution service and “OCN Theater” video distribution service.

For corporations, the company met the diverse needs of customers by launching the “.Phone Business V” videophone service for video communication between personal computers and FOMA mobile phones, and providing an integrated maintenance and monitoring service made possible by effectively combining various VPN services. NTT Communications also started offering a security inspection service that provides constant monitoring of customers’ communication networks and reports problems based on the analysis of such monitored data.

NTT Communications also advanced the global development of its IP services especially in Asia, where many multinational corporations are increasing their presence. Specifically, the company became the first Japanese communications company to provide international IP-VPN services in India.

For fixed-line services, NTT Communications launched the “PL@TINUM LINE” rate discount service for domestic and international calls as well as calls to mobile phones.

Despite these diverse managerial efforts made in a severe business environment, with heightened levels of industry competition and the contraction of the fixed-line market, NTT Communications’ operating revenues for the fiscal year ended March 31, 2005, was 1,090.0 billion yen (a decrease of 1.5% from the prior year).

NTT DATA Corporation

During the fiscal year under review, NTT DATA set its sights on promoting new businesses, together with its customer firms in the form of business alliances or joint investments, and providing customer value to become number one in customer satisfaction. With that objective in mind, it adopted policies designed to improve its basic organizational fitness and promote further growth.

With regard to improving basic organizational fitness, the company worked to strengthen its marketing capability and improve the business process by ensuring that marketing managers steadily implement action plans developed based on the results of customer satisfaction surveys. At the same time, steps have been taken to promote effective systems development to improve competitiveness in system integration by improving and stabilizing the R&D process, accumulating business know-how, and creating system environments that support these initiatives.

Concerning strategies for further growth, the company has taken steps such as expanding its hiring of skilled and experienced personnel in an effort to enhance its marketing and development capabilities in the enterprise systems area. It also conducted validation tests on a tracking system for the pharmaceutical distribution process using RFID tag technologies and developed solutions capitalizing on open source software.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review amounted to 854.1 billion yen (an increase of 0.9% from the prior year).

NTT DoCoMo, Inc.

During the fiscal year under review, NTT DoCoMo focused on upgrading its FOMA and other mobile communications services by enhancing its product lineup through the provision of terminals with superior functions and designs. The company also worked to lower call charges and diversify its price structure by increasing the discount rate for the “Family Discount” service and introducing a flat-rate packet option called “Pake-Hodai” to its i-mode services.

Also, as part of its efforts to seize profit-earning opportunities, NTT DoCoMo initiated the “i-mode FeliCa” service that enables users to make electronic payments and sought to expand the penetration of visual communications using the FOMA videophone service. The company also promoted its global operations and expanded its global i-mode service alliances.

Despite these managerial efforts made under difficult business conditions exemplified by the keen competition in rates and services in the mobile communications market, NTT DoCoMo’s consolidated operating revenues amounted to 4,844.6 billion yen for the period under review (a decrease of 4.0% from the prior year).

(2) Financial Conditions

Cash flows provided by operating activities for the current fiscal year amounted to 2,829.8 billion yen (a decrease of 650.8 billion yen, or 18.7% from the prior year) resulting from net income and depreciation and amortization costs. The decrease in cash flows was mainly due to a decrease in operating income and an increase in cash paid for income taxes, net.

Cash flows used in investing activities amounted to 1,768.4 billion yen for the current fiscal year (a decrease of 368.4 billion yen, or 17.2% from the prior year) due to acquisition of property, plant, and equipment. One of the factors causing the decrease in cash outflow was cash inflow from the proceeds of sales of other investments.

Cash flows used in financing activities for the current fiscal year reached 1,112.0 billion yen resulting from repayment of debts and other activities (a decrease of 110.6 billion yen, or 9.0% from the prior year). This decrease was due to a decrease in the amount of repayments of long-term loans, among other factors. As a result, cash and cash equivalents at the end of the consolidated fiscal year ended March 31, 2005, decreased by 49.5 billion yen (3.5% from the prior year), to 1,382.0 billion yen.

(3) Fiscal Year Profit Allocation

NTT expects to offer a 3,000 yen year-end dividend. Combined with the interim dividend already distributed, NTT thus expects to offer dividends of 6,000 yen per share of common stock for the full year ended March 31, 2005.

(4) Projections for the Next Fiscal Year (Ending March 31, 2006)

While the Japanese economy is expected to continue to recover steadily during the forthcoming fiscal year, due to signs of uncertainty observed in some sectors of Japanese industry, careful attention must be paid to trends in inventory adjustment and international conditions.

In the telecommunications market, ubiquitous broadband communications continue to spread rapidly. The market can be expected to grow even further as evidenced by the proliferation of network-compatible consumer electronics products and the introduction of various solutions combining fixed-line and mobile communications. Given the rapid pace of growth, it is expected that numerous new participants will continue to enter this market based on a wide range of business models. Possible alliances among companies from different industries indicate that competition will become even more intense in the future.

Meanwhile, amid the rapid penetration of communications technologies as a new social infrastructure, including broadband and mobile communications, there are growing social expectations that information technology will help find solutions to such issues as the achievement of more secure and safer lifestyles.

Under these conditions, the NTT Group will continue to harness its comprehensive strengths in accordance with “NTT Group’s Medium-Term Management Strategy” and develop and provide ubiquitous broadband services that combine fixed-line and mobile communications. Through such undertakings, the Group will contribute to finding solutions to social issues, including providing enhanced support for nursing care, remote medical treatment, and preventive medicine. The NTT Group will also put efforts into creating a framework for achieving quality and reliable networks and guaranteeing connectivity with other telecommunications carriers in order to construct a high-quality, flexible, and security-assured next-generation network. By integrating this network with fiber optic access services, the Group will provide superior and highly flexible services that integrate the features of fixed-line networks and IP networks.

The NTT Group will continue to make an all-out effort to market its optical access services by reinforcing its sales forces and upgrading services and expanding service areas of the “Hikari Denwa” IP Telephony Service, which has achieved low-priced voice transmission with the same quality as fixed telephones. The Group will also strengthen the competitiveness of FOMA services and, for this purpose, will provide attractive products and services, introduce an easy-to-understand fee structure, and improve network quality. Further efforts will be made to create a new revenue base by proposing various ways to utilize FOMA, including i-mode FeliCa electronic payment services that collaborate with shops and public transportation systems and the use of FOMA as a remote monitoring device.

On the other hand, the NTT Group will continue to move forward on structural reforms and will aim to transform its business and financial structures by improving operating efficiency and expanding into new business fields. With regard to the personal information of customers, the entire NTT Group will be committed to conducting a continuous review of its personal data management systems to ensure a rigorous framework.

NTT itself will use its status as a holding company to allocate the managerial resources of the entire Group with flexibility and conduct basic R&D activities to promote the Group’s business operations, while providing all necessary advice and mediation, and implementing effective fund procurement.

In the area of research and development, the NTT Group will direct all its energies toward the creation of basic technologies for supporting the development of safe, secure, and convenient ubiquitous broadband services. To steadily embody the fruits of our R&D efforts in our businesses, the “comprehensive production function” program being implemented by the Group will be fully utilized to further accelerate the pace of commercialization through active collaboration among NTT Group companies. NTT will also commit itself to disseminating results of basic R&D activities, contributing further to the creation of industry standards, and actively pursuing collaborative R&D with other research bodies.

NTT’s consolidated projections for the fiscal year ending March 31, 2006 are as follows: Operating revenues are projected to reach 10,590.0 billion yen (a decrease of 2.0% from the prior year). Income before income taxes is projected to amount to 1,080.0 billion yen (a decrease of 37.3% from the prior year), while net income is expected to reach 440.0 billion yen (a decrease of 38.0% from the prior year).

NTT expects to offer dividends of 6,000 yen per share of common stock for the full fiscal year ending March 31, 2006.

[NOTE]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

4. Consolidated Balance Sheets

	March 31, 2004	March 31, 2005	(Millions of yen) Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,431,421	1,381,959	(49,462)
Short-term investments	—	264,455	264,455
Notes and accounts receivable, trade	1,813,095	1,846,176	33,081
Allowance for doubtful accounts	(40,317)	(35,912)	4,405
Inventories	238,052	284,826	46,774
Prepaid expenses and other current assets	392,169	453,173	61,004
Deferred income taxes	256,719	321,936	65,217
Total current assets	4,091,139	4,516,613	425,474
Property, plant and equipment:
Telecommunications equipment	13,770,965	13,945,449	174,484
Telecommunications service lines	12,611,662	12,865,704	254,042
Buildings and structures	5,529,986	5,602,881	72,895
Machinery, vessels and tools	1,988,176	1,918,728	(69,448)
Land	837,073	837,103	30
Construction in progress	339,023	258,455	(80,568)
Accumulated depreciation	(24,307,259)	(24,947,768)	(640,509)
Total property, plant and equipment	10,769,626	10,480,552	(289,074)
Investments and other assets:
Investments in affiliated companies	385,029	178,033	(206,996)
Marketable securities and other investments	255,768	438,159	182,391
Goodwill, net	281,561	320,536	38,975
Other intangibles, net	1,324,804	1,329,631	4,827
Other assets	649,441	707,543	58,102
Deferred income taxes	1,677,505	1,127,517	(549,988)
Total investments and other assets	4,574,108	4,101,419	(472,689)

TOTAL ASSETS	19,434,873	19,098,584	(336,289)

	March 31, 2004	March 31, 2005	(Millions of yen) Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	288,089	422,886	134,797
Current portion of long-term debt	877,448	779,198	(98,250)
Accounts payable, trade	1,404,461	1,465,229	60,768
Accrued payroll	546,599	493,935	(52,664)
Accrued interest	18,977	18,200	(777)
Accrued taxes on income	346,103	115,084	(231,019)
Accrued consumption tax	51,526	16,034	(35,492)
Advances received	59,111	67,389	8,278
Other	216,531	301,624	85,093
Total current liabilities	3,808,845	3,679,579	(129,266)
Long-term liabilities:
Long-term debt	4,756,118	4,323,751	(432,367)
Obligations under capital leases	257,811	187,845	(69,966)
Liability for employees’ severance payments	2,023,348	1,861,073	(162,275)
Other	577,591	548,464	(29,127)
Total long-term liabilities	7,614,868	6,921,133	(693,735)
Minority interest in consolidated subsidiaries	1,613,188	1,729,269	116,081
Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,722,092	2,799,828	77,736
Retained earnings	2,710,805	3,334,866	624,061
Accumulated other comprehensive income (loss)	27,129	63,066	35,937
Treasury stock	(4)	(367,107)	(367,103)

Total shareholders’ equity	6,397,972	6,768,603	370,631

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,434,873	19,098,584	(336,289)

5. Consolidated Statements of Income

			(Millions of yen)
	Year ended March 31, 2004	Year ended March 31, 2005	Increase (Decrease)
Operating revenues:
Fixed voice related services	3,882,166	3,578,092	(304,074)
Mobile voice related services	3,393,947	3,216,107	(177,840)
IP/packet communications services	1,639,591	1,772,737	133,146
Sale of telecommunications equipment	713,352	688,083	(25,269)
System integration	863,008	910,273	47,265
Other	603,473	640,576	37,103
Total operating revenues	11,095,537	10,805,868	(289,669)

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,378,275	2,349,151	(29,124)
Cost of equipment sold (exclusive of items shown separately below)	1,245,018	1,260,252	15,234
Cost of system integration (exclusive of items shown separately below)	522,766	592,035	69,269
Depreciation and amortization	2,197,058	2,141,720	(55,338)
Impairment loss	—	44,310	44,310
Selling, general and administrative expenses	3,192,099	3,207,199	15,100
Total operating expenses	9,535,216	9,594,667	59,451
Operating income	1,560,321	1,211,201	(349,120)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(113,358)	(93,966)	19,392
Interest income	26,661	26,288	(373)
Gains on sales of subsidiary stock	—	26,984	26,984
Gains on sales of investments in affiliated company	—	508,492	508,492
Other, net	53,724	44,313	(9,411)
Total other income and expenses	(32,973)	512,111	545,084

Income (loss) before income taxes	1,527,348	1,723,312	195,964
Income tax expense (benefit):	603,211	713,918	110,707
Current	496,658	233,060	(263,598)
Deferred	106,553	480,858	374,305
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	924,137	1,009,394	85,257
Minority interest in consolidated subsidiaries	259,952	290,225	30,273
Equity in earnings (losses) of affiliated companies	(20,323)	(8,985)	11,338

Net income (loss)	643,862	710,184	66,322

6. Consolidated Statements of Shareholders’ Equity

			(Millions of yen)
	Year ended March 31, 2004	Year ended March 31, 2005	Increase (Decrease)
Common stock:

At beginning of year	937,950	937,950	—

At end of year	937,950	937,950	—

Additional paid-in capital:

At beginning of year	2,669,736	2,722,092	52,356
Increase in additional paid-in capital of an affiliate	3,087	—	(3,087)
Increase in interest of investee	49,269	77,736	28,467

At end of year	2,722,092	2,799,828	77,736

Retained earnings:
At beginning of year	2,246,996	2,710,805	463,809
Appropriations-
Cash dividends	(39,831)	(39,353)	478
Interim distribution-
Cash dividends	(39,830)	(47,222)	(7,392)
Net income (loss)	643,862	710,184	66,322
Purchase and retirement of common stock	(100,392)	—	100,392
Other	—	452	452
At end of year	2,710,805	3,334,866	624,061

Accumulated comprehensive income (loss):
At beginning of year	(217,083)	27,129	244,212
Other comprehensive income (loss)	244,212	35,937	(208,275)
At end of year	27,129	63,066	35,937

Treasury stock, at cost
At beginning of year	(4)	(4)	—
Net change in treasury stock	—	(367,103)	(367,103)
At end of year	(4)	(367,107)	(367,103)

Shareholders’ equity at end of year	6,397,972	6,768,603	370,631

Summary of total comprehensive income (loss):
Net income (loss)	643,862	710,184	66,322
Other comprehensive income (loss)	244,212	35,937	(208,275)
Comprehensive income (loss)	888,074	746,121	(141,953)

7. Consolidated Statements of Cash Flows

			(Millions of yen)
	Year ended March 31, 2004	Year ended March 31, 2005	Increase (Decrease)
I Cash flows from operating activities:

Net income (loss)	643,862	710,184	66,322
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	2,197,058	2,141,720	(55,338)
Loss on impairment of assets	—	44,310	44,310
Deferred taxes	106,553	480,858	374,305
Minority interest in consolidated subsidiaries	259,952	290,225	30,273
Loss on disposal of property, plant and equipment	176,394	186,674	10,280
Gains on sales of subsidiary stock	—	(26,984)	(26,984)
Gains on sales of investments in affiliated company	—	(508,492)	(508,492)
Equity in (earnings) losses of affiliated companies	20,323	8,985	(11,338)
(Increase) decrease in notes and accounts receivable, trade	16,480	(37,130)	(53,610)
(Increase) decrease in inventories	(57,905)	(46,771)	11,134
(Increase) decrease in other current assets	109,493	(66,897)	(176,390)
Increase (decrease) in accounts payable, trade and accrued payroll	(24,164)	29,595	53,759
Increase (decrease) in accrued consumption tax	(26,935)	(35,483)	(8,548)
Increase (decrease) in accrued interest	(4,869)	(782)	4,087
Increase (decrease) in advances received	(6,589)	8,292	14,881
Increase (decrease) in accrued taxes on income	134,937	(231,037)	(365,974)
Increase (decrease) in other current liabilities	38,860	65,114	26,254
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	(94,036)	(95,606)	(1,570)
Increase (decrease) in other long-term liabilities	(20,046)	(49,903)	(29,857)
Other	11,223	(37,059)	(48,282)

Net cash provided by operating activities	3,480,591	2,829,813	(650,778)

II Cash flows from investing activities:

Payments for property, plant and equipment	(1,765,708)	(1,610,991)	154,717
Proceeds from sale of property, plant and equipment	79,744	54,095	(25,649)
Payments for purchase of non-current investments	(40,755)	(195,892)	(155,137)
Proceeds from sale of marketable equity securities and other investments	33,410	776,369	742,959
Payments for purchase of short-term investments	—	(361,850)	(361,850)
Proceeds from redemption of short-term investments	—	113,576	113,576
Acquisition of intangible and other assets	(443,501)	(543,668)	(100,167)

Net cash used in investing activities	(2,136,810)	(1,768,361)	368,449

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	478,320	343,814	(134,506)
Payments for settlement of long-term debt	(1,145,167)	(893,682)	251,485
Dividends paid	(79,661)	(86,575)	(6,914)
Purchase and retirement of common stock	(100,392)	(367,103)	(266,711)
Payments for acquisition of subsidiary’s stocks from minority shareholders	(205,047)	(105,363)	99,684
Net increase (decrease) in short-term borrowings and other	(170,584)	(3,054)	167,530

Net cash provided by (used in) financing activities	(1,222,531)	(1,111,963)	110,568

IV Effect of exchange rate changes on cash and cash equivalents	(2,895)	1,049	3,944

V Net increase (decrease) in cash and cash equivalents	118,355	(49,462)	(167,817)
VI Cash and cash equivalents at beginning of year	1,313,066	1,431,421	118,355
VII Cash and cash equivalents at end of year	1,431,421	1,381,959	(49,462)

Supplemental information
Cash paid during the year for:
Interest	117,844	94,129	(23,715)
Income taxes, net	253,995	581,940	327,945
Noncash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	439	—	(439)
Acquisition of shares from sale of an investment	—	16,711	16,711
Capital lease obligations incurred during the year	13,690	18,522	4,832

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

1.	Application of New Accounting Standard

Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity

Effective April 1, 2004, NTT Group adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS 150 did not have an impact on the results of operations or the financial position of NTT Group.

2.	Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant, and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liabilities for Employees’ Severance Payments

SFAS 87, “Employers’ Accounting for Pensions” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits” apply.

(6) Derivative Financial Instruments

SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities,” SFAS 138 “Accounting for Certain Derivatives Instruments and Certain Hedging Activities, an amendment of SFAS No. 133” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

3.	Subsequent events

In April 2005, the Board of Directors of NTT DoCoMo, Inc. (“NTT DoCoMo”), a consolidated subsidiary of NTT, and its eight regional subsidiaries decided to cease providing Quickcast services as of March 31, 2007 in the view that the improvement of profitability of Quickcast business is unlikely considering downward trend in the number of subscribers.

On April 27, 2005, NTT DoCoMo entered into an agreement with Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that NTT DoCoMo and these companies would jointly promote the new credit transaction services which use the “Mobile Wallet” phones and NTT DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, NTT DoCoMo plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately ¥98 billion, including new shares to be issued by Sumitomo Mitsui Card.

NTT DoCoMo agreed to sell its entire shares of Brilliant Design Limited (“BD”), which has 20% ownership of Hutchison 3G UK Holdings Limited (“H3G UK”), to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between the NTT DoCoMo and HWL. Under the terms of the agreement, NTT DoCoMo will receive the payment in three installments, final installment of which is expected to be made in December 2006. On May 9, 2005 NTT DoCoMo received a notice from HWL that HWL exercises its right to accelerate completion of the payment. In accordance with the agreement, NTT DoCoMo will complete the sale of BD shares to HWL on June 23, 2005.

[Reference]

Details of “Operating revenues” classified by the previous year’s service categories

	Year ended March 31, 2004	(Millions of yen) Year ended March 31, 2005
Fixed voice transmission services	3,162,185	2,938,606
Mobile voice transmission services	3,328,627	3,139,023
Data transmission services	1,519,947	1,584,250
Leased circuit	455,406	434,736
Sale of telecommunications equipment	713,352	688,083
System integration	863,008	910,273
Other	1,053,012	1,110,897

Total	11,095,537	10,805,868

8. Business Segments

(Consolidated)

1. Sales and operating revenue

	Year ended March 31, 2004	(Millions of yen) Year ended March 31, 2005
Regional communications services
Customers	4,061,919	3,937,789
Intersegment	673,741	651,772

Total	4,735,660	4,589,561

Long-distance communications and international services
Customers	1,057,373	1,045,218
Intersegment	132,088	119,580

Total	1,189,461	1,164,798

Wireless services
Customers	5,022,576	4,821,941
Intersegment	25,489	22,669

Total	5,048,065	4,844,610

Data communications services
Customers	697,821	721,816
Intersegment	128,127	110,804

Total	825,948	832,620

Other
Customers	255,848	279,104
Intersegment	988,718	946,619

Total	1,244,566	1,225,723

Elimination of intersegment	(1,948,163)	(1,851,444)

Consolidated total	11,095,537	10,805,868

2. Segment profit or loss

	Year ended March 31, 2004	(Millions of yen) Year ended March 31, 2005
Operating income
Regional communications services	248,395	246,759
Long-distance communications and international services	90,524	62,329
Wireless services	1,102,918	784,166
Data communications services	38,317	36,894
Other	29,115	37,554

Total	1,509,269	1,167,702
Elimination of intersegment	51,052	43,499

Consolidated total	1,560,321	1,211,201

3. Assets

	March 31, 2004	(Millions of yen) March 31, 2005
Total Assets
Regional communications services	9,093,204	8,717,070
Long-distance communications and international services	1,542,258	1,581,936
Wireless services	6,347,807	6,254,719
Data communications services	1,189,030	1,187,798
Other	10,398,513	10,230,533

Total	28,570,812	27,972,056
Elimination of intersegment	(9,135,939)	(8,873,472)

Consolidated total	19,434,873	19,098,584

4. Other significant items

	Year ended March 31, 2004	(Millions of yen) Year ended March 31, 2005
Depreciation and amortization
Regional communications services	1,014,847	976,092
Long-distance communications and international services	145,263	137,444
Wireless services	720,997	735,423
Data communications services	164,639	159,874
Other	155,145	126,764

Total	2,200,891	2,135,597

Elimination of intersegment	(3,833)	6,123

Consolidated total	2,197,058	2,141,720

Capital investments for segment assets (*)
Regional communications services	813,212	830,859
Long-distance communications and international services	136,181	149,476
Wireless services	805,482	861,517
Data communications services	148,923	110,821
Other	109,800	104,728

Consolidated total	2,013,598	2,057,401

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2004	Year ended March 31, 2005
Payments for property, plant and equipment	1,765,708 million yen	1,610,991 million yen
Acquisition of intangible and other assets	443,501 million yen	543,668 million yen

Total	2,209,209 million yen	2,154,659 million yen
Difference from the total of capital investments	195,611 million yen	97,258 million yen

9. Leases

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc.’s rule, we would disclose this information via EDINET (Electronic Disclosure for Investors’ Network) later.

10. Related Party Transactions

(Consolidated)

Transactions with affiliated companies and related balances:

	Year ended March 31, 2004	(Millions of yen) Year ended March 31, 2005
Operating revenues	26,353	33,449
Operating expenses	184,040	226,496

	March 31, 2004	(Millions of yen) March 31, 2005
Receivables	9,061	23,592
Payables	45,205	41,625

11. Income Taxes

(Consolidated)

Significant components of deferred tax assets and liabilities:

	March 31, 2004	(Millions of yen) March 31, 2005
Deferred tax assets:
Liability for employees’ severance payments	716,743	704,743
Property, plant and equipment and intangible assets principally due to differences in depreciation	219,095	252,314
Impairment of investments in foreign companies	797,838	401,331
Operating loss carryforwards	346,311	261,101
Other	417,595	406,792

Total gross deferred tax assets	2,497,582	2,026,281

Less—Valuation allowance	(60,953)	(87,618)

Total deferred tax assets	2,436,629	1,938,663

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock etc.	(556,622)	(528,062)
Foreign currency translation adjustments	(37,554)	(19,498)
Other	(82,063)	(115,335)

Total gross deferred tax liabilities	(676,239)	(662,895)

Net deferred tax assets	1,760,390	1,275,768

12. Securities

(Consolidated)

1. Available-for-sale

		March 31, 2004	March 31, 2005	(Millions of yen) Increase (Decrease)
Equity securities	Carrying amounts	72,104	70,352	(1,752)
	Gross unrealized gains	68,968	126,641	57,673
	Gross unrealized losses	10,579	534	(10,045)
	Fair value	130,493	196,459	65,966
Debt securities	Carrying amounts	89	151,271	151,182
	Gross unrealized gains	1	58	57
	Gross unrealized losses	—	16	16
	Fair value	90	151,313	151,223

2. Held-to-maturity

		March 31, 2004	March 31, 2005	(Millions of yen) Increase (Decrease)
Debt securities	Carrying amounts	21,659	16,271	(5,388)
	Gross unrealized gains	194	61	(133)
	Gross unrealized losses	2	0	(2)
	Fair value	21,851	16,332	(5,519)

13. Financial Instruments

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc.’s rule, we would disclose this information via EDINET (Electronic Disclosure for Investors’ Network) later.

14. Employees’ Severance Payments

(Consolidated)

1.	Severance Payments and Contract-type Corporate Pension Plan

(1) Benefit obligations

	March 31, 2004	(Millions of yen) March 31, 2005
Benefit obligation, end of year	(2,580,180)	(2,526,053)

Fair value of plan assets, end of year	998,703	1,100,903

Funded status	(1,581,477)	(1,425,150)

Unrecognized net actuarial loss	283,075	274,928

Unrecognized transition obligation	5,430	4,212

Unrecognized prior service cost	(241,157)	(209,796)

Net amount recognized as recorded in the consolidated balance sheets	(1,534,129)	(1,355,806)

Liability for employees’ severance payments	(1,573,970)	(1,401,579)

Other intangibles and other assets	4,649	3,739

Accumulated other comprehensive loss	35,192	42,034

(2) Cost for employees’ severance indemnities

	Year ended March 31, 2004	(Millions of yen) Year ended March 31, 2005
Service cost	99,461	89,428
Interest cost on projected benefit obligation	54,191	49,783
Expected return on plan assets	(21,093)	(26,057)
Net amortization and deferral	(13,731)	(24,934)
Total cost for employees’ severance indemnities as recorded in the consolidated statements of income	118,828	88,220

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2004	Year ended March 31, 2005
Discount rate	Project benefit obligation	2.0%	2.0%
	Net pension cost	2.0%	2.0%
Long-term rate of salary increases		1.5-3.4%	1.5-3.4%
Long-term rate of return on plan assets		2.5%	2.5%

2.	The NTT Kosei-Nenkin-Kikin (Welfare Pension Fund)

(1) Benefit obligations

	March 31, 2004	(Millions of yen) March 31, 2005
Benefit obligation, end of year	(1,954,004)	(2,002,314)

Fair value of plan assets, end of year	1,165,712	1,211,760

Funded status	(788,292)	(790,554)

Unrecognized net actuarial loss	473,025	410,650

Unrecognized prior service cost	(40,582)	(36,049)

Net amount recognized as recorded in the consolidated balance sheets	(355,849)	(415,953)

Liability for employees’ severance payments	(449,378)	(459,494)

Accumulated other comprehensive loss	93,529	43,541

(2) Cost for employees’ severance indemnities

	Year ended March 31, 2004	(Millions of yen) Year ended March 31, 2005
Service cost	84,307	44,098
Interest cost on projected benefit obligation	36,536	39,008
Expected return on plan assets	(25,002)	(29,260)
Net amortization and deferral	39,499	24,442
Employee contributions	(15,337)	(5,605)
Total cost for employees’ severance indemnities as recorded in the consolidated statements of income	120,003	72,683

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2004	Year ended March 31, 2005
Discount rate	Project benefit obligation	2.0%	2.0%
	Net pension cost	2.0%	2.0%
Long-term rate of salary increases		2.0-4.7%	2.0-4.7%
Long-term rate of return on plan assets		2.5%	2.5%

15. Other

In accordance with the provisions of Additional Rule No.54, etc. of the Law to Partially Amend the Japanese Welfare Pension Insurance Law (Law No. 82, 1996), NTT Group pays contributions every year, based on notification from the Social Insurance Agency, to cover the cost based on the Former Public Corporation Mutual Aid Association Law, which covers pension benefits for the period of services in and prior to June 1956 of employees who retired in July 1956 or later from working at NTT, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The total amount of such contribution for the year ended March 31, 2005 is ¥71,086 million.

Since the contribution is in the nature of a contribution under a public pension plan, the amount paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each year.

Non-consolidated Financial Results Release	May 12, 2005
For the Year Ended March 31, 2005	[Japanese GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

Date of the meeting of the board of directors for approval of the non-consolidated financial statements: May 12, 2005

Interim dividends plan: Yes

Scheduled date of dividend payments: June 29, 2005

Date of the ordinary general meeting of shareholders: June 28, 2005

Adoption of the Unit Share System: No

1.	Non-consolidated Financial Results for the Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit
Year ended March 31, 2005	323,261	25.2%	143,709	100.0%	151,700	92.8%
Year ended March 31, 2004	258,104	16.2%	71,862	633.4%	78,664	409.7%

	Net Income		Earnings per Share	Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2005	455,660	89.6%	29,439.71 (yen)	— (yen)	8.8%	1.8%	46.9%
Year ended March 31, 2004	240,306	196.2%	15,150.87 (yen)	— (yen)	4.7%	0.9%	30.5%

Notes:	1.	Weighted average number of shares outstanding (non-consolidated):
			For the year ended March 31, 2005: 15,475,366 shares
			For the year ended March 31, 2004: 15,855,684 shares
	2.	Change in accounting policy	No
	3.	Percentages above represent changes from the previous year.

(2) Dividends

	Total Dividends per Share						Yearly Total Dividends		Payout Ratio	Ratio of Dividends to Shareholders’ Equity
			Interim Dividends per Share		Year-end Dividends per Share
Year ended March 31, 2005	6,000.00	(yen)	3,000.00	(yen)	3,000.00	(yen)	92,041 (Millions of Yen	)	20.4%	1.8%
Year ended March 31, 2004	5,000.00	(yen)	2,500.00	(yen)	2,500.00	(yen)	79,183 (Millions of Yen	)	33.0%	1.5%

(3) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2005	8,401,448	5,170,267	61.5%	346,069.68	(yen)
March 31, 2004	8,616,756	5,167,876	60.0%	328,297.58	(yen)

Notes:	1.	Number of shares outstanding at end of period (non-consolidated):	March 31, 2005:	14,939,758 shares
			March 31, 2004:	15,741,201 shares
	2.	Number of treasury stock:	March 31, 2005:	801,451 shares
			March 31, 2004:	8 shares

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	(Millions of yen, except per share amounts)
	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
Year ending March 31, 2006	340,000	177,000	174,000	6,000.00	(yen)

(Reference) Expected Earnings per Share (Year ending March 31, 2006): 11,646.77 yen

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 22.

1. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)

	March 31, 2004	March 31, 2005	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	29,907	115,802	85,894
Accounts receivable, trade	1,705	1,567	(138)
Supplies	240	213	(26)
Advance payment	878	906	28
Deferred income taxes	—	5,400	5,400
Short-term loan receivable	475,058	426,792	(48,266)
Accounts receivable, other	128,919	106,596	(22,322)
Other current assets	41,729	11,135	(30,593)
Total current assets	678,439	668,415	(10,023)

Fixed assets:
Property, plant and equipment
Buildings	162,655	159,645	(3,010)
Structures	6,939	6,690	(249)
Machinery, equipment and vehicles	725	611	(114)
Tools, furniture and fixtures	18,011	18,296	285
Land	31,479	31,443	(35)
Construction in progress	1,779	743	(1,036)
Total property, plant and equipment	221,591	217,430	(4,160)
Intangible fixed assets	24,755	20,892	(3,863)
Investments and other assets
Investment securities	34,165	35,089	924
Investments in subsidiaries and affiliated companies	4,772,634	4,785,083	12,448
Investment in capital	145	—	(145)
Long-term loan receivable to subsidiaries	2,827,125	2,617,890	(209,234)
Deferred income taxes	56,861	55,129	(1,732)
Other investments	876	865	(11)
Total investments and other assets	7,691,809	7,494,057	(197,751)
Total fixed assets	7,938,156	7,732,381	(205,774)
Deferred assets:
Discount on bonds payable	160	652	491

TOTAL ASSETS	8,616,756	8,401,448	(215,307)

	(Millions of yen)

	March 31, 2004	March 31, 2005	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	1,914	1,135	(778)
Current portion of corporate bonds	200,000	162,685	(37,314)
Current portion of long-term borrowings	286,896	256,244	(30,652)
Accounts payable, other	108,205	130,186	21,980
Accrued expenses	13,881	12,170	(1,711)
Accrued taxes on income	—	18,197	18,197
Deferred tax liabilities	3,200	—	(3,200)
Advance received	1,043	1,049	5
Deposit received	208	181	(26)
Unearned revenue	—	1	1
Other current liabilities	5,835	3,218	(2,616)
Total current liabilities	621,185	585,071	(36,114)
Long-term liabilities:
Corporate bonds	1,639,563	1,614,827	(24,735)
Long-term borrowings	1,158,215	1,001,578	(156,637)
Liability for employees’ severance payments	29,493	29,299	(194)
Other long-term liabilities	420	404	(15)
Total long-term liabilities	2,827,693	2,646,110	(181,583)

TOTAL LIABILITIES	3,448,879	3,231,181	(217,697)

SHAREHOLDERS’ EQUITY
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—
Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	5,551	2,394	(3,157)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the year	279,323	651,486	372,163
Total earned surplus	1,551,207	1,920,214	369,006
Net unrealized gains (losses) on securities	5,897	6,384	486
Treasury stock	(4)	(367,107)	(367,102)

TOTAL SHAREHOLDERS’ EQUITY	5,167,876	5,170,267	2,390

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,616,756	8,401,448	(215,307)

2. Non-Consolidated Comparative Statements of Income

			(Millions of yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Increase (Decrease)
Operating revenues:	258,104	323,261	65,157
Dividends received	71,577	144,067	72,489
Revenues from Group management	20,983	20,931	(52)
Revenues from basic R&D	146,867	139,234	(7,632)
Other services	18,675	19,027	352
Operating expenses:	186,241	179,551	(6,689)
Administration	20,393	19,178	(1,214)
Experiment and research	120,040	124,969	4,929
Depreciation and amortization	40,389	29,480	(10,909)
Retirement of fixed assets	2,310	1,520	(790)
Miscellaneous taxes	3,107	4,402	1,294
Operating income	71,862	143,709	71,847

Non-operating revenues:	74,259	69,483	(4,776)
Interest income	56,767	51,374	(5,393)
Lease income	13,974	13,636	(338)
Miscellaneous income	3,517	4,472	954
Non-operating expenses:	67,457	61,492	(5,965)
Interest expenses	19,982	17,915	(2,066)
Corporate bond interest expenses	39,535	35,794	(3,741)
Lease expenses	6,651	6,555	(96)
Miscellaneous expenses	1,287	1,226	(61)
Recurring profit	78,664	151,700	73,036
Special Profits:	189,572	350,659	161,087
Gains on sales of investments in affiliated companies	189,572	350,659	161,087
Special Losses:	12,143	—	(12,143)
Write-off of investments in affiliated companies	12,143	—	(12,143)

Income before income taxes	256,093	502,360	246,267
Corporation, inhabitant, and enterprise taxes	(913)	53,900	54,813
Deferred tax expenses (benefits)	16,700	(7,200)	(23,900)
Net income	240,306	455,660	215,354
Unappropriated retained earnings brought forward	179,238	243,048	63,810
Retirement of treasury stock	100,391	—	(100,391)
Interim dividends	39,830	47,222	7,391
Unappropriated retained earnings for the year	279,323	651,486	372,163

3. Proposal for Appropriation of Unappropriated Retained Earnings

(Millions of yen)

	Year ended March 31, 2004		Year ended March 31, 2005
Unappropriated retained earnings for the year	279,323		651,486
Return of reserve for special depreciation to retained earnings	3,157		1,863
Total	282,480		653,350

Proposal of appropriation:

Cash dividends	39,353		44,819

	(¥2,500 per share	)	(¥3,000 per share	)

Bonuses paid to directors and corporate auditors	78		70
(Portion paid to corporate auditors)	(18)		(19)
Unappropriated Retained earnings carried forward	243,048		608,461

Note: Interim dividends of ¥47,222 million (¥3,000 per share) was paid to shareholders on December 7, 2004.

4. Non-Consolidated Comparative Statements of Cash Flows

		Year ended March 31, 2004	Year ended March 31, 2005	(Millions of yen) Increase (Decrease)
I	Cash flows from operating activities:
	Income before income taxes	256,093	502,360	246,267
	Depreciation and amortization	43,732	32,823	(10,908)
	Loss on disposal of property, plant and equipment	2,281	1,682	(598)
	Dividends received	(71,577)	(144,067)	(72,489)
	Gains on sales of investments in affiliated companies	(189,572)	(350,659)	(161,087)
	Increase (decrease) in liability for employees’ severance payments	(529)	(194)	335
	(Increase) decrease in accounts receivable	21,565	19,011	(2,553)
	Increase (decrease) in accounts payable and accrued expenses	(33,014)	(15,866)	17,148
	Increase (decrease) in accrued consumption tax	(123)	(990)	(867)
	Other	13,757	(2,981)	(16,738)

	Sub-total	42,611	41,118	(1,492)
	Interest and dividends received	130,176	196,270	66,094
	Interest paid	(61,378)	(55,060)	6,317
	Income taxes received (paid)	(115,525)	3,121	118,646

	Net cash provided by (used in) operating activities	(4,116)	185,449	189,566

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(23,068)	(22,357)	710
	Proceeds from sale of property, plant and equipment	553	617	64
	Acquisition of investments	(29,801)	(17,348)	12,453
	Proceeds from sale of investments	190,718	355,623	164,905
	Payments for long-term loans	(229,541)	(216,733)	12,807
	Proceeds from long-term loans receivable	660,250	470,058	(190,192)
	Other	(4,964)	5,011	9,975

	Net cash provided by (used in) investing activities	564,146	574,871	10,724

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	221,291	236,148	14,857
	Payments for settlement of long-term debt	(607,264)	(486,896)	120,367
	Dividends paid	(79,661)	(86,575)	(6,913)
	Purchase and retirement of common stock	(100,391)	(367,102)	(266,711)

	Net cash provided by (used in) financing activities	(566,025)	(704,426)	(138,400)

IV	Net increase (decrease) in cash and cash equivalents	(5,995)	55,894	61,890

V	Cash and cash equivalents at beginning of year	65,903	59,907	(5,995)

VI	Cash and cash equivalents at end of year	59,907	115,802	55,894

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Securities

(1)	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

(2)	Other securities

[1]	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

[2]	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which are determined by the moving average method.

2.	Supplies

Supplies are stated at cost, which are determined by the last purchase cost method.

3.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

4.	Deferred Assets

Discount on bonds payable is amortized on a straight-line basis over the redemption period. As to bond issue cost, its total amount is expensed at the time of payment.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ severance payments

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

6.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

7.	Hedging Activities

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under the “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

(2)	Hedging Instruments and Hedged Items

[1]	Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and the combinations of the above.

[2]	Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate, duration are identical between hedging instruments and hedged items.

8.	Consumption Taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2005:	218,677 million yen
March 31, 2004:	207,819 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees:

March 31, 2005:	87,800 million yen
March 31, 2004:	102,950 million yen

Notes to Non-Consolidated Statements of Income

Research & Development expenses included in operating expenses:

Year ended March 31, 2005:	146,979 million yen
Year ended March 31, 2004:	154,043 million yen

5. Leases

In accordance with Tokyo Stock Exchange, Inc.’s rule, we would disclose this information via EDINET (Electronic Disclosure for Investors’ Network) later.

6. Securities

March 31, 2004

Marketable investments in subsidiaries

	Amount included in the balance sheet	Fair value	Difference
Investments in subsidiaries	20,170 million yen	7,777,460 million yen	7,757,289 million yen
Investments in affiliated companies	9,603 million yen	9,786 million yen	183 million yen

Total	29,773 million yen	7,787,246 million yen	7,757,472 million yen

March 31, 2005

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference
Investments in subsidiaries	41,742 million yen	6,027,946 million yen	5,986,204 million yen
Investments in affiliated companies	9,603 million yen	8,012 million yen	(1,591 million yen)

Total	51,345 million yen	6,035,958 million yen	5,984,613 million yen

7. Income Taxes

Breakdown of deferred tax assets and liabilities:

	March 31, 2004	(Millions of yen) March 31, 2005
Deferred tax assets:
Liability for employees’ severance payments	11,463	11,645
Depreciation	38,722	37,389
Other	12,551	16,229

Total gross deferred tax assets	62,737	65,264

Deferred tax liabilities:
Reserve for special depreciation	(1,639)	(363)
Enterprise tax receivable	(3,251)	—
Net unrealized gains/losses on securities	(4,038)	(4,370)
Other	(146)	(1)

Total gross deferred tax liabilities	(9,075)	(4,734)

Net deferred tax assets	53,661	60,529

8. NTT’s New Board of Directors

(1)	Candidates for Director

Satoshi Miura	(President, NTT East)

Akira Arima	(Senior Vice President, NTT East)

Kiyoshi Kousaka	(Senior Vice President, NTT West)

(2)	Candidates for Corporate Auditor

Johji Fukada	(Former Secretary General of the Board of Audit)

(3)	Directors scheduled to retire from office

Toyohiko Takabe	(Scheduled to join NTT East as President)

Masaki Mitsumura	(Scheduled to join NTT Communications as Senior Executive Vice President)

(4)	Corporate Auditor scheduled to retire from office

Takao Nakajima	(Full-time Corporate Auditor)

(5)	Candidate scheduled to take office as Representative Director

Senior Executive Vice President	Satoshi Miura (President, NTT East)

(6)	New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Representative Director, Senior Executive Vice President	Satoshi Miura

Director of Corporate Management
Strategy Division

In charge of business strategy

Director, Senior Vice President	Hiroo Unoura	Director, Senior Vice President

Director of Department V		Director of Department I

Director of Business Process Innovation Office

Director, Senior Vice President	Akira Arima

Corporate Management Strategy Division

Director, Senior Vice President	Kiyoshi Kousaka

Director of Department I

(Notes)	Toyohiko Takabe, Masaki Mitsumura and Takao Nakajima are scheduled to relinquish their director seats at the 20th Regular General Meeting of Shareholders (scheduled to be held on June 28, 2005).

Johji Fukada, a candidate for appointment as corporate auditor, has met the requirements for external auditor.

(Reference) Executive Positions and Organizational Responsibilities

In connection with revisions to NTT’s organization structure effective May 12, some Directors’ Organizational Responsibilities were changed as follows.

May 12, 2005

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Representative Director, Senior Executive Vice President	Toyohiko Takabe	Representative Director, Senior Executive Vice President

Director of Corporate Management Strategy Division		In charge of business strategy

In charge of business strategy

Director, Senior Vice President	Shin Hashimoto	Director, Senior Vice President

Director of Department II		Director of Department II

Director of Next Generation Network Promotion Office

Director, Senior Vice President	Masaki Mitsumura	Director, Senior Vice President

Director of Department V		Director of Department V

Director of Business Process Innovation Office

Attachment

Nippon Telegraph and Telephone Corporation

May 12, 2005

NTT’s Shares and Shareholders (as of March 31, 2005)

1. Classification of Shareholders

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Not Individuals	Individuals
Total Holders	4	456	116	12,008	854	94	1,341,574	1,355,106

Total Shares	6,431,835	2,247,601	42,233	259,026	2,761,456	289	3,960,858	15,703,298	37,911

%	40.96	14.31	0.27	1.65	17.59	0.00	25.22	100.00

Notes:	1.	“Other Domestic Corporations” includes 13,193 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.
	2.	“Domestic Individuals, etc.” includes 801,458 shares of treasury stock, and “Odd-Lot Shares” includes 0.67 shares of treasury stock. The actual number of treasury stock shares at the end of March 31, 2005 was 801,450.67.
	3.	The number of shareholders who own only odd-lot shares is 380,678.

2. Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	357	163	1,052	1,514	36,222	85,074	1,230,724	1,355,106

%	0.03	0.01	0.08	0.11	2.67	6.28	90.82	100.00

Total Shares	12,327,228	111,719	206,770	96,771	555,257	516,588	1,888,965	15,703,298	37,911

%	78.50	0.71	1.32	0.62	3.53	3.29	12.03	100.00

Notes:	1.	“At Least 1,000” includes 13,193 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.
	2.	“At Least 1,000” includes 801,458 shares of treasury stock, and “Odd-Lot Shares” includes 0.67 shares of treasury stock.

3. Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	6,431,810.26	40.86
Japan Trustee Services Bank, Ltd. (Trust Account)	594,411.00	3.78
The Master Trust Bank of Japan, Ltd. (Trust Account)	489,163.00	3.11
Moxley and Company	301,268.00	1.91
The Chase Manhattan Bank, N.A. London	275,381.00	1.75
State Street Bank and Trust Company 505103	176,224.00	1.12
NTT Employee Share-Holding Association	141,092.22	0.90
Nippon Life Insurance Company	95,953.68	0.61
State Street Bank and Trust Client Omnibus Account OM02	84,278.00	0.54
The Sumitomo Trust and Banking Company, Ltd. (Trust Account B)	81,699.00	0.52

Total	8,671,280.16	55.09

Note:	The Company’s holdings of treasury stock (801,450.67 shares) are not included in the above figures.

Nippon Telegraph and Telephone Corporation

May 12, 2005

Consolidated Financial Results for the Year ended March 31, 2005

April 1, 2004 – March 31, 2005

[Consolidated Results of Operations]

				(Billions of Yen)
Details	Year ended March 31, 2005 <U.S. GAAP>	Year ended March 31, 2004 <U.S. GAAP>	Increase (Decrease)	Percent Increase (Decrease)
Operating Revenues	10,805.9	11,095.5	(289.7)	(2.6%	)
Operating Expenses	9,594.7	9,535.2	59.5	0.6%

Operating Income	1,211.2	1,560.3	(349.1)	(22.4%	)
Other Income (Expenses), Net	512.1	(33.0)	545.1	—

Income before Income Taxes	1,723.3	1,527.3	196.0	12.8%
Income Taxes	713.9	603.2	110.7	18.4%
Minority Interests in Earnings of Consolidated Subsidiaries	290.2	260.0	30.3	11.6%
Equity in Net Earnings (Losses) of Affiliates	(9.0)	(20.3)	11.3	55.8%

Net Income (Loss)	710.2	643.9	66.3	10.3%

Note: NTT’s consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP).

[Operating Performance of NTT and its Major Subsidiaries]

							(Billions of Yen)
	NTT (Holding Company)		NTT East	NTT West	NTT Communications	NTT DATA	NTT DoCoMo

Details	<JPN GAAP> Non-Consolidated		<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Consolidated	<U.S. GAAP> Consolidated
Operating Revenues	323.2		2,180.9	2,098.0	1,090.0	854.1	4,844.6
Change from previous year	65.1		(86.2)	(68.8)	(16.5)	7.4	(203.5)
% Change	25.2%		(3.8% )	(3.2% )	(1.5% )	0.9%	(4.0% )
Operating Expenses	179.5		2,093.1	2,027.8	1,020.1	814.8	4,060.4
Change from previous year	(6.6)		(87.5)	(52.2)	29.8	27.8	115.3
% Change	(3.6%	)	(4.0% )	(2.5% )	3.0%	3.5%	2.9%
Operating Income	143.7		87.7	70.1	69.8	39.2	784.2
Change from previous year	71.8		1.3	(16.5)	(46.3)	(20.4)	(318.8)
Recurring Profit	151.7		97.6	80.0	67.9	32.1	*1,288.2
Change from previous year	73.0		(0.2)	(10.4)	(45.0)	(17.4)	187.1
Special Profits	350.6		8.3	10.1	4.0	—
Special Losses	—		6.7	7.1	25.0	—
Net Income (Loss)	455.6		58.1	41.0	24.6	20.1	747.6
Change from previous year	215.3		0.1	(20.4)	0.4	(6.8)	97.6

*	NTT DoCoMo’s “Recurring Profit” represents its “Income before Income Taxes.”

[Consolidated Financial Results Forecasts for the Year Ending March 31, 2006]

	(Billions of Yen)
	Consolidated	NTT (Holding Company)	NTT East	NTT West	NTT Communications	NTT DATA	NTT DoCoMo
Details	<U.S. GAAP>	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Consolidated	<U.S. GAAP> Consolidated
Operating Revenues	10,590.0	340.0	2,012.0	1,966.0	1,081.0	880.0	4,805.0
Change from previous year	(215.9)	16.7	(168.9)	(132.0)	(9.0)	25.9	(39.6)
% Change	(2.0% )	5.2%	(7.7% )	(6.3% )	(0.8% )	3.0%	(0.8% )
Operating Expenses	9,540.0	169.0	1,997.0	1,962.0	1,023.0	835.0	3,995.0
Change from previous year	(54.7)	(10.5)	(96.1)	(65.8)	2.8	20.2	(65.4)
% Change	(0.6% )	(5.9% )	(4.6% )	(3.2% )	0.3%	2.5%	(1.6% )
Operating Income	1,050.0	171.0	15.0	4.0	58.0	45.0	810.0
Change from previous year	(161.2)	27.2	(72.7)	(66.1)	(11.8)	5.8	25.8
Income before Income Taxes	1,080.0	*177.0	* 25.0	* 15.0	* 60.0	41.0	874.0
Change from previous year	(643.3)	25.2	(72.6)	(65.0)	(7.9)	8.9	(414.2)
Net Income	440.0	174.0	15.0	9.0	34.0	27.0	533.0
Change from previous year	(270.2)	(281.6)	(43.1)	(32.0)	9.3	6.9	(214.6)

* “Income before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications, and NTT DATA represent their recurring profits.

Note:

The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and confirmed accurately. Risks and uncertainties inherent in future projections, NTT’s future business operation, the status of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures above.

<Reference>

The numbers of the other consolidated subsidiaries (397 companies) are as follows:

NTT East Corporation Group (89 companies)

NTT West Corporation Group (50 companies)

NTT Communications Group (45 companies)

NTT DATA Group (43 companies)

NTT DoCoMo Group (89 companies) and

NTT Facilities Group (11 companies), NTT Urban Development Group (8 companies),

NTT Comware Corporation Group (8 companies), NTT Business Associe Group (19 companies), and 35 other companies.

[Reference]

● Number of Telephone Subscriber Services

				(Thousands)
Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Telephone + INS-Net	58,788	60,072	(1,284)	(2.1%	)
Telephone Subscriber Lines	50,321	50,938	(617)	(1.2%	)
INS-Net Subscriber Lines	8,467	9,135	(667)	(7.3%	)
FLET’S ADSL	5,208	4,089	1,119	27.4%
B FLET’S	1,665	840	824	98.1%
Cellular	48,825	46,328	2,497	5.4%
FOMA*	11,501	3,045	8,456	277.7%
i-mode	44,021	41,077	2,944	7.2%
FOMA*	11,353	2,997	8,356	278.8%

Notes:

1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines.

2.	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers.

3.	“Number of Cellular” includes the DoPa Single Service subscribers.

*	Partial listing only.

● Indicators

Details	March 31, 2005	March 31, 2004	Increase (Decrease)
EBITDA Margin	32.8%	35.5%	(2.7 point	)
Operating Free Cash Flow (Billions of yen)	1,482.2	1,920.2	(438.0)
ROCE	5.8%	7.3%	(1.5 point	)

Notes:

1.	EBITDA Margin = (Operating income + DA)/Operating revenues
2.	Operating Free Cash Flow = Operating income + DA - Capital investment
3.	ROCE = Operating income×(1 - Statutory tax rate)/Operating capital employed
*	DA (Depreciation and amortization, Loss on disposal of property, plant and equipment) : [March 31, 2005] 2,328.4 billion yen [March 31, 2004] 2,373.5 billion yen
*	Capital investment : See figures in the table of “Capital Investements” below.
*	Operating capital employed : [March 31, 2005] 12,307.0billion yen [March 31, 2004] 12,324.0 billion yen
*	Statutory tax rate : [March 31, 2005] 41% [March 31, 2004] 42%

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	(Employees) Percent Increase (Decrease)
Number of Employees	201,500	205,300	(3,800)	(1.9%	)

(Billions of Yen)

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Capital Investments	2,057.4	2,013.6	43.8	2.2%

Note: The figures represent the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles.

(Billions of Yen)

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Interest-Bearing Debts	5,525.8	5,921.7	(395.8)	(6.7%	)

Non-Consolidated Financial Results for the Year Ended March 31, 2005

April 1, 2004 – March 31, 2005

(Based on accounting principles generally accepted in Japan)

[Operating Results]

Details	Year ended March 31, 2005	Year ended March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)
Operating Revenues	323.2	258.1	65.1	25.2%
Operating Expenses	179.5	186.2	(6.6)	(3.6%	)
Operating Income	143.7	71.8	71.8	100.0%
Non-Operating Income	7.9	6.8	1.1	17.5%
Recurring Profit	151.7	78.6	73.0	92.8%
Special Profits	350.6	189.5	161.0	85.0%
Special Losses	—	12.1	(12.1)	—
Net Income	455.6	240.3	215.3	89.6%

[Proposal for Appropriation of Unappropriated Retained Earnings]

Details	(Billions of Yen) Year ended March 31, 2005
Unappropriated Retained Earnings for the Year	* 651.4	Net Income	455.6

Return of Special Depreciation Reserve to Retained Earnings	1.8	Unappropriated Retained Earnings Brought Forward (+)	243.0

Total	653.3	Interim Dividends for the Year (-)	47.2

Appropriation of Unappropriated Retained Earnings	44.8	* Unappropriated Retained Earnings for the Year	651.4

Cash Dividends	44.8
Bonuses to Directors and Corporate Auditors	70 million yen

Unappropriated Retained Carried Forward	608.4

[Forecasts for the Year Ending March 31, 2006]

Details	Operating Revenues	Operating Income	Recurring Profit	(Billions of Yen) Net Income
Forecasts for the Year Ending March 31, 2006	340.0	171.0	177.0	174.0

Nippon Telegraph and Telephone East Corporation

May 12, 2005

Non-Consolidated Financial Results for the Year Ended March 31, 2005

April 1, 2004 - March 31, 2005

(Based on accounting principles generally accepted in Japan)

Operating Results

Details	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)

Operating Revenues	2,180.9	2,267.1	(86.2)	(3.8%)

Operating Expenses	2,093.1	2,180.7	(87.5)	(4.0%)

Operating Income	87.7	86.4	1.3	1.5%

Non-Operating Income	9.8	11.4	(1.5)	(13.7%)

Recurring Profit	97.6	97.8	(0.2)	(0.2%)

Special Profits	8.3	9.3	(0.9)	(9.8%)

Special Losses	6.7	6.7	—	—

Income before Income Taxes	99.2	100.4	(1.1)	(1.1%)

Income Taxes	41.1	42.4	(1.2)	(3.0%)

Net Income	58.1	57.9	0.1	0.2%

Notes:	1.	Special Profits for the year ended March 31, 2005 are gain on sale of property, plant and equipment.

	2.	Special Losses for the year ended March 31, 2005 are amortization of cumulative effect of change in accounting standard for severance payments and pension plans.

Proposal for Appropriation of Unappropriated Retained Earnings

	(Billions of Yen)
Details	Year Ended March 31, 2005
Unappropriated Retained Earnings for the Year	*83.5	Net Income	58.1
Cash Dividends	33.5	Unappropriated Retained Earnings Brought Forward(+)	25.4
Bonuses to Directors and Corporate Auditors	54 million yen

Appropriation of Unappropriated Retained Earnings	33.5	* Unappropriated Retained Earnings for the Year	83.5
Unappropriated Retained Earnings Carried Forward	50.0

Forecasts for the Year Ending March 31, 2006

Details	Operating Revenues	Operating Income	Recurring Profit	(Billions of Yen) Net Income
Forecasts for the Year Ending March 31, 2006	2,012.0	15.0	25.0	15.0

Breakdown of Operating Revenues and Operating Expenses

(1)	Operating Revenues

Service	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)

Voice Transmission Services Revenues (excluding the amounts of IP Services Revenues)	1,401.4	1,506.9	(105.5)	(7.0%)

Monthly Charge Revenues*	903.6	939.5	(35.9)	(3.8%)

Call Rates Revenues*	190.4	238.7	(48.3)	(20.2%)

Interconnection Call Revenues*	215.1	224.4	(9.2)	(4.1%)

IP Services Revenues	211.3	151.3	60.0	39.7%

Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	208.7	246.9	(38.2)	(15.5%)

Telegram Services Revenues	27.2	30.9	(3.7)	(12.2%)

Other Telecommunications Services Revenues	175.9	166.5	9.3	5.6%

Related Business Revenues	156.2	164.3	(8.0)	(4.9%)

Total	2,180.9	2,267.1	(86.2)	(3.8%)

* Partial listing only

Note: “Voice Transmission Services Revenues” represent the total of telephone revenues and ISDN revenues.

(2)	Operating Expenses

Details	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)

Personnel	206.5	234.3	(27.8)	(11.9%)

Purchase of goods and services	1,275.3	1,343.5	(68.1)	(5.1%)

Depreciation and amortization	469.8	458.8	11.0	2.4%

Retirement of fixed assets	63.7	68.4	(4.6)	(6.8%)

Miscellaneous Taxes	77.6	75.6	1.9	2.6%

Total	2,093.1	2,180.7	(87.5)	(4.0%)

Financial Position

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)

Fixed Assets	3,503.8	3,664.0	(160.2)	(4.4)%

Current Assets	584.4	642.6	(58.1)	(9.1)%

Total Assets	4,088.3	4,306.7	(218.4)	(5.1)%

Long-Term Liabilities	1,547.2	1,744.8	(197.6)	(11.3)%

Current Liabilities	622.0	668.1	(46.1)	(6.9)%

Total Liabilities	2,169.2	2,413.0	(243.8)	(10.1)%

Interest-Bearing Debt*	1,028.0	1,105.6	(77.6)	(7.0)%

Shareholders’ Equity	1,919.0	1,893.6	25.4	1.3%

Total of Liabilities and Shareholders’ Equity	4,088.3	4,306.7	(218.4)	(5.1)%

*	Partial listing only

Cash Flows

Details		Year Ended March 31, 2005	Year Ended March 31, 2004	(Billions of Yen) Increase (Decrease)

I.	Cash Flows from Operating Activities	432.9	537.8	(104.9)

II.	Cash Flows from Investing Activities	(388.0)	(380.7)	(7.2)

III.	Cash Flows from Financing Activities	(110.1)	(191.4)	81.3

IV.	Net Increase (Decrease) in Cash and Cash Equivalents	(65.2)	(34.3)	(30.9)

V.	Cash and Cash Equivalents at Beginning of Year	186.2	220.6	(34.3)

VI.	Cash and Cash Equivalents at End of Year	121.0	186.2	(65.2)

Reference

1.	Number of Subscriber Lines

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)

Number of Telephone Subscriber Lines #(1,000)	24,925	25,264	(339)	(1.3)%

Number of ISDN Subscriber Lines #(1,000)	4,425	4,756	(331)	(7.0)%

Number of Subscriber Lines	29,350	30,020	(670)	(2.2)%

Notes:	1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines (Analog Lite Plan is included).
	2.	Since, in terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

2.	Number of IP-related Services Subscribers

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)

Number of B-FLET’S Subscribers #(1,000)	885	426	459	107.7%

Number of FLET’S ADSL Subscribers #(1,000)	2,833	2,283	551	24.1%

Number of FLET’S ISDN Subscribers #(1,000)	413	514	(101)	(19.7)%

3.	Number of Employees

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	(Employees) Percent Increase (Decrease)
Number of Employees	14,200	14,900	(700)	(4.7)%

4.	Capital Investements

Details	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)
Capital Investments	399.1	377.8	21.3	5.6%

May 12, 2005

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2005

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for fiscal 2004 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31,2005
2.	Non-consolidated Balance Sheets
3.	Non-consolidated Statements of Income
4.	Non-consolidated Statements of Cash Flows
5.	Proposal for Appropriation of Unappropriated Retained Earnings
6.	Business Results (Non-consolidated Operating Revenues)
7.	Changes in Directors

Inquiries:

Hiroshi Niitsu and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: +81-3-5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

Attachment 1

Summary of Results for Fiscal Year Ended March 31, 2005

During the fiscal year ended March 31, 2005, the economy continued to show signs of a steady recovery. Personal consumption showed a gradual increase and capital investment increased. Toward the end of the fiscal year, however, the economic recovery eased as personal consumption turned flat.

In the information and communications sector, demand for broadband services has been growing rapidly, ADSL speed has continued to rise, and intense competition for customers has led to lower rates. In the second half of the fiscal year, demand for optical access services expanded on a large scale. In the fixed-line market, competitive conditions became even more severe as other telecommunications carriers entered the basic service fees market by providing direct subscriber telephone services using dry copper lines.

Within this business environment, Nippon Telegraph and Telephone East Corporation (NTT East) has worked hard to develop new sources of revenue and build a strong financial base while keeping business operations focused on the vision of being “a truly customer-oriented company.” NTT East has positioned this fiscal term as the critical year for gearing up its recently launched “Hikari” optic network and has implemented an internal reorganization in order to further boost its sales and service-development capabilities and to accelerate decision making. In addition, NTT East has worked actively to develop a wide range of new IP/broadband services and to provide high value-added content.

The main actions implemented during this fiscal year may be summarized as follows.

First, in the broadband market, NTT East worked to further upgrade and expand its services to respond to its customers’ diverse needs, while continuing to lower rates. Specifically, in August 2004, NTT East began offering faster transfer speeds through “FLET’S ADSL More III,” with maximum download speeds of approximately 47 Mbps and maximum upload speeds of approximately 5 Mbps. In November 2004, we introduced the 1 Gbps B FLET’S “Hyper Family Type,” which provides services to multiple subscribers via a fiber optic network with maximum download and upload speeds of 100 Mbps.

In addition, NTT East began providing a high quality IP Telephony Service (Hikari Denwa) which uses fiber access to provide low-priced voice transmissions with the same quality as fixed telephone lines, first to condominium complexes in September 2004, and then to single-family dwellings in February 2005. While actively expanding our service areas, NTT East also added a menu of services for small and medium-sized enterprises in April 2005, so that our existing corporate IP telephone services can be used by a wider range of corporate customers.

Meanwhile, NTT East began providing an IP-based video phone terminal called “FLET’S PHONE VP1000” operated by a user-friendly touch screen, for added customer convenience. We also launched the “FLET’S SPOT” service which provides high-speed, flat-rate wireless Internet access at speeds up to 54 Mbps using wireless LAN access points near major train stations, hotels, and other key locations in the Tokyo metropolitan area.

In broadband content, NTT East expanded the menu of the “DisneyBB on FLET’S” which allows users to have fun together with Disney characters. It also expanded its offerings of high value-added content for the broadband environment through business alliances including launching the new “Try To Golfers’BB on FLET’S” service which gives users a virtual experience of actual golf courses.

NTT East has also taken a number of steps to promote sales. We have worked to lower rates by instituting toll-free calls between “Corporate IP Telephone Service” subscribers for intraprefectual in addition to interprefectual calls, reduced the monthly access rates for B FLET’S services, and extended campaigns that waive the monthly fees for FLET’S and other services for a limited period of time.

With respect to phone rates, in April 2004, NTT East launched a new fixed-line to mobile telephone service which allows users to dial the NTT East access code 0036 and receive lower rates than those set by mobile carriers. Considering the recent changes in the competitive environment of the telecommunications market, and in anticipation of the coming era of optical IP services, which will usher in a system of flat basic charges and call rates, NTT East introduced the “Ichiritsu” fee reduction plan in January 2005, and lowered subscription fees (facilities and equipment charges) in March 2005.

In the corporate services sector, NTT East implemented a review of its headquarters in July 2004 in order to construct business units for each business group based on operations by industry and business category and to realize a corporate system that will enable it to provide total services from service development to sales. Under NTT East’s “Team M@rketing Solutions,” a business concept for tackling issues and developing new businesses in partnership with its corporate customers, NTT East has been working actively to provide new services for business users, including data centers and corporate optic access services such as “Mega Data Netz,” “Super Wide LAN,” and “Metro Ether,” while simultaneously moving forward with its “total solutions” business designed to meet the increasingly diverse and sophisticated needs of its customers, by taking advantage of the bilateral-contract system under the amended Telecommunications Business Law, revised in April 2004. In addition, active efforts are under way in the e-Japan Strategic Sales Promotion Division of the Corporate Business Headquarters, as well as the e-Japan Strategic Sales Promotion Office of the Business Communications Department of each branch, to respond to opportunities presented by the e-Japan Priority Plans of local governments within the NTT East area.

As for business management structure, we have established three new units—the Consumer Business Headquarters, Corporate Business Headquarters, and Network Business Headquarters—and implemented a reorganization of NTT East corporate headquarters by streamlining and consolidating administrative departments to increase the speed of decision making, including relationships with branch offices. In addition, the NTT East Group has been working actively to expand its business domain, as seen in the development of a new IT home consulting business offered through partnerships with the prefectural outsourcing subsidiaries* established under the group’s structural reform program.

*	Prefectural outsourcing subsidiaries: Companies set up at the prefecture level named NTT Service [prefecture name] Corporation, NTT ME [prefecture or region name] Corporation, or NTT Business Associe [prefecture name] Co., Ltd.

We also recognize that ensuring compliance is vitally important to the continued existence of any business, and have pursued this through upgrading management systems and providing thorough employee education. In anticipation of the full-scale enforcement of the Personal Information Protection Act this April, NTT East formulated and released a policy on the protection of personal information, and established a Personal Information Protection Promotion Office. NTT East will continue to diligently promote the appropriate handling of personal information.

In its efforts to protect the environment and in accordance with “NTT East’s Global Environment Charter” enacted in December 1999, NTT East has continued to advance environmental management and worked to reduce burden on the environment, for example, by developing eco-steel telephone poles with superior durability and corrosion prevention properties, taking measures to counter global warming, reducing paper resources and waste materials, continuously implementing information and communications life-cycle assessments (LCA), and most recently, by publishing the NTT East Environmental Report 2004.

Furthermore, NTT East provided support to the victims of the October 2004 Niigata Chuetsu Earthquake by making an all-out effort to quickly restore telecommunications facilities and resume communications services. In addition, NTT East strove to ensure means of communication by setting up public telephones and operating the “171” disaster message service, and did not charge basic fees to customers who suffered equipment damage or were otherwise unable to use their telephones. NTT East also provided free Dial Q2 services to broadcasters and public organizations in order to assist the collection of contributions to the victims of the Sumatra earthquake and tsunami.

As a consequence of these developments, NTT East’s business results for the fiscal year ended March 31, 2005 were as follows. Operating revenue totaled 2,180.9 billion yen (a decrease of 3.8% from the previous year), recurring profit amounted to 97.6 billion yen (a decrease of 0.2% from the previous year), and net profit totaled 58.1 billion yen (an increase of 0.2% from the previous year).

Attachment 2

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	March 31, 2005
	Millions of Yen	Millions of Yen	*Millions of US$
ASSETS

FIXED ASSETS	3,664,084	3,503,830	32,746
CURRENT ASSETS	642,633	584,469	5,462

TOTAL ASSETS	4,306,718	4,088,300	38,208

LIABILITIES

LONG-TERM LIABILITIES:
Long-term debt	1,010,103	883,881	8,260
Liability for employees’ severance payments	728,580	656,004	6,130
Other	6,207	7,359	68
Total long-term liabilities	1,744,890	1,547,245	14,460

CURRENT LIABILITIES:
Current portion of long-term debt	95,559	144,171	1,347
Accounts payable, trade	170,463	118,372	1,106
Accounts payable, other	324,058	273,517	2,556
Accrued taxes on income	146	2,676	25
Other	77,950	83,266	778
Total current liabilities	668,178	622,004	5,813

TOTAL LIABILITIES	2,413,069	2,169,249	20,273

SHAREHOLDERS’ EQUITY
Common stock	335,000	335,000	3,130
Additional paid-in capital	1,499,726	1,499,726	14,016
Unappropriated retained earnings for the year	57,985	83,563	780

Net unrealized gains (losses) on securities	936	760	7

TOTAL SHAREHOLDERS’ EQUITY	1,893,648	1,919,050	17,935

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,306,718	4,088,300	38,208

Note:*	Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 3

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31
	2004	2005
	Millions of Yen	Millions of Yen	*Millions of US$

OPERATING REVENUES	2,267,184	2,180,928	20,382

OPERATING EXPENSES	2,180,778	2,093,194	19,562

OPERATING INCOME	86,406	87,733	819

NON-OPERATING REVENUES	61,277	61,006	570

NON-OPERATING EXPENSES	49,830	51,124	477

RECURRING PROFIT	97,853	97,615	912

SPECIAL PROFITS	9,305	8,397	78

SPECIAL LOSSES	6,736	6,736	62

INCOME BEFORE INCOME TAXES	100,422	99,276	927

CORPORATION, INHABITANT, AND ENTERPRISE TAXES	16,237	(21,153)	(197)

DEFERRED TAX EXPENSES (BENEFITS)	26,200	62,300	582

NET INCOME	57,985	58,129	543

PER SHARE DATA #(in exact)	of Yen	of Yen	of US$

NET INCOME	8,646	8,667	81

CASH DIVIDEND	4,850	5,000	46

Note:*	Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31
	2004	2005
	Millions of Yen	Millions of Yen	*Millions of US$
Cash flows from operating activities:
Income before income taxes	100,422	99,276	927
Depreciation and amortization	465,913	483,027	4,514
Loss on disposal of property, plant and equipment	45,879	40,136	375
Increase (decrease) in liability for employees’ severance payments	(63,293)	(72,575)	(678)
(Increase) decrease in accounts receivable	5,654	12,725	118
Increase (decrease) in accounts payable and accrued expenses	(7,316)	(83,952)	(784)
Increase (decrease) in accrued consumption tax	1,332	(158)	(1)
Other	(48,441)	(11,987)	(112)

Sub-total	500,151	466,490	4,359

Interest and dividends received	1,216	297	2
Interest paid	(20,919)	(17,771)	(166)
Income taxes received (paid)	57,412	(16,095)	(150)

Net cash provided by (used in) operating activities	537,861	432,922	4,046

Cash flows from investing activities:
Payments for property, plant and equipment	(377,906)	(401,013)	(3,747)
Acquisition of investments	(1,564)	(7,353)	(68)
Other	(1,313)	20,315	189

Net cash provided by (used in) investing activities	(380,784)	(388,050)	(3,626)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	10,000	17,950	167
Payments for settlement of long-term debt	(143,373)	(95,559)	(893)
Increase (decrease) in short-term borrowings	(55,000)	—	—
Dividends paid	(3,035)	(32,495)	(303)

Net cash provided by (used in) financing activities	(191,408)	(110,104)	(1,029)

Net increase (decrease) in cash and cash equivalents	(34,331)	(65,232)	(609)
Cash and cash equivalents at beginning of year	220,619	186,287	1,741

Cash and cash equivalents at end of year	186,287	121,055	1,131

Note:*	Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 5

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

	Year Ended March 31, 2004		(Millions of Yen) Year Ended March 31, 2005
Unappropriated Retained Earnings for the Year	57,985		83,563
Proposal of Appropriation:
Cash Dividends	32,495		33,500
	(¥4,850 per share	)	(¥5,000 per share	)
Bonuses to directors and corporate auditors	57		54
(Portion to corporate auditors)	(11)		(13)
Unappropriated Retained Earnings Carried Forward	25,433		50,008

Note: Fractions are rounded down.

Attachment 6

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

Services	Year Ended March 31, 2004	Year Ended March 31, 2005	(Millions of Yen) Increase (Decrease)
Voice Transmission Services	1,506,952	1,401,433	(105,518)
Revenues (excluding the amounts of IP Services Revenues)
Monthly Charge Revenues*	939,584	903,629	(35,954)
Call Rates Revenues*	238,749	190,405	(48,343)
Interconnection Call Revenues*	224,417	215,128	(9,289)
IP Services Revenues	151,343	211,357	60,014
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	246,962	208,730	(38,232)
Telegram Services Revenues	30,992	27,201	(3,791)
Other Telecommunications Services Revenues	166,561	175,907	9,345

Telecommunications Total Revenues	2,102,812	2,024,629	(78,182)

Related Business Total Revenues	164,371	156,298	(8,073)

Total Operating Revenues	2,267,184	2,180,928	(86,256)

*	Partial listing only

Note: Fractions are rounded down.

Attachment 7

Changes in Directors

(1)	Candidates for Senior Vice President

Toyohiko Takabe	(NTT Corporation)

Fuminori Kozono	(Deputy Senior Executive Manager, Corporate Business Headquarters)

Hiroki Watanabe	(Executive Manager, Strategy Planning Division, Corporate Business Headquarters)

Masayuki Yamamura	(NTT Corporation)

Kiyoshi Kousaka	(NTT West Corporation)

(2)	Senior Vice President scheduled to retire from office

President
Satoshi Miura	(Scheduled to join NTT Corporation)

Senior Executive Vice President
Goro Yagihashi	(Scheduled to join DAIMEI TELECOM ENGINEERING CORP.)

Executive Vice President
Kazuo Ohki	(Scheduled to join NTT-ME Corporation)

Senior Vice President
Akira Arima	(Scheduled to join NTT Corporation)

Senior Vice President
Masaki Mitsumura	(Scheduled to join NTT Communications Corporation)

(3)	Personnel scheduled to take posts of President, Senior Executive Vice President, and Executive Vice President

(i)	President	Toyohiko Takabe

(ii)	Senior Executive Vice President

	Executive Vice President	Tetsuo Koga

(iii)	Executive Vice President

	Senior Vice President	Atsushi Yano

(4)	New Executives’ Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President Senior Executive Manager, Corporate Business Headquarters Responsible for: Information System Technology Department Procurement and Supply Center	Hajime Takashima	Senior Executive Vice President Senior Executive Manager, Corporate Business Headquarters Responsible for Information System

Senior Executive Vice President

Senior Executive Manager,

Consumer Business Headquarters

Responsible for:

    Protection of Personal Data

    Institutional Affairs

    General Affairs and Personnel Department

    Accounts and Finance Department

	Tetsuo Koga	Executive Vice President Senior Executive Manager, Consumer Business Headquarters Executive Manager, Business Marketing Department, Consumer Business Headquarters

Executive Vice President Senior Executive Manager, Network Business Headquarters	Atsushi Yano	Senior Vice President Executive Manager, Plant Planning Department, Network Business Headquarters

Senior Vice President Deputy Senior Executive Manager, Corporate Business Headquarters Executive Manager, e-Japan Strategic Sales Promotion Division, Corporate Business Headquarters	Fuminori Kozono	Deputy Senior Executive Manager, Corporate Business Headquarters Executive Manager, e-Japan Strategic Sales Promotion Division, Corporate Business Headquarters

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Vice President Executive Manager, Corporate Strategy Planning Department	Hiroki Watanabe	Executive Manager, Strategy Planning Division, Corporate Business Headquarters

Senior Vice President General Manager, Tokyo Branch Deputy Senior Executive Manager, Corporate Business Headquarters	Masayuki Yamamura

Senior Vice President	Kiyoshi Kousaka

Note:

Toyohiko Takabe will become a Senior Vice President on June 28, 2005, and will be appointed President of NTT East on the same day. Similarly, Kiyoshi Kousaka will become a Senior Vice President of NTT Corporation on June 28, 2005, and will be appointed Senior Vice President of NTT East on the same day. Senior Vice President Kiyoshi Kousaka has met the requirements for external Senior Vice President.

Executives scheduled to retire from office will do so following the sixth regular shareholders’ meeting (June 24), except for President Satoshi Miura, who will resign on June 28, 2005.

Nippon Telegraph and Telephone West Corporation

May 12, 2005

Non-Consolidated Financial Results for the Year Ended March 31, 2005

April 1, 2004 - March 31, 2005

(Based on accounting principles generally accepted in Japan)

Operating Results

Details	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)
Operating Revenues	2,098.0	2,166.8	(68.8)	(3.2%)
Operating Expenses	2,027.8	2,080.1	(52.2)	(2.5%)
Operating Income	70.1	86.6	(16.5)	(19.1%)
Non-Operating Income	9.9	3.8	6.0	156.7%
Recurring Profit	80.0	90.5	(10.4)	(11.6%)
Special Profits	10.1	15.0	(4.8)	(32.2%)
Special Losses	7.1	7.1	—	—
Income before Income Taxes	83.0	98.3	(15.3)	(15.6%)
Income Taxes	41.9	36.8	5.1	13.8%
Net Income	41.0	61.5	(20.4)	(33.2%)

Proposal for Appropriation of Unappropriated Retained Earnings

Details	(Billions of Yen) Year Ended March 31, 2005
Unappropriated Retained Earnings for the Year	*68.6	Net Income	41.0
Cash Dividends	31.2
Bonuses to Directors and Corporate Auditors	55 million yen	Unappropriated Retained Earnings Brought Forward(+)	27.5

Appropriation of Unappropriated Retained Earnings	31.2	* Unappropriated Retained Earnings for the Year	68.6
Unappropriated Retained Earnings Carried Forward	37.4

Forecasts for the Year Ending March 31, 2006

Details	Operating Revenues	Operating Income	Recurring Profit	(Billions of Yen) Net Income
Forecasts for the Year Ending March 31, 2006	1,966.0	4.0	15.0	9.0

Breakdown of Operating Revenues and Operating Expenses

(1) Operating Revenues

				(Billions of Yen)
Service	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Voice Transmission Services Revenues (excluding the amounts of IP Services Revenues)	1,369.1	1,465.8	(96.6)	(6.6%	)
Monthly Charge Revenues*	872.8	905.5	(32.7)	(3.6%	)
Call Rates Revenues*	198.7	245.9	(47.2)	(19.2%	)
Interconnection Call Revenues*	209.5	216.1	(6.6)	(3.1%	)
IP Services Revenues	180.3	127.2	53.0	41.7%
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	174.3	206.0	(31.6)	(15.4%	)
Telegram Services Revenues	31.1	33.4	(2.2)	(6.7%	)
Other Telecommunications Services Revenues	165.9	165.2	0.6	0.4%
Related Business Revenues	177.0	169.0	8.0	4.7%

Total	2,098.0	2,166.8	(68.8)	(3.2%	)

*	Partial listing only
Note:	“Voice Transmission Services Revenues” represent the total of telephone revenues and ISDN revenues.

(2) Operating Expenses

				(Billions of Yen)
Details	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Personnel	195.1	226.6	(31.5)	(13.9%	)
Purchase of goods and services	1,277.6	1,270.7	6.9	0.5%
Depreciation and amortization	425.8	453.4	(27.6)	(6.1%	)
Retirement of fixed assets	56.1	57.0	(0.9)	(1.6%	)
Miscellaneous Taxes	73.0	72.1	0.9	1.3%

Total	2,027.8	2,080.1	(52.2)	(2.5%	)

Financial Position

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)

Fixed Assets	3,440.4	3,595.2	(154.7)	(4.3%	)

Current Assets	640.3	630.5	9.8	1.6%

Total Assets	4,080.8	4,225.8	(144.9)	(3.4%	)

Long-Term Liabilities	1,775.3	1,865.6	(90.2)	(4.8%	)

Current Liabilities	754.6	815.2	(60.5)	(7.4%	)

Total Liabilities	2,530.0	2,680.8	(150.8)	(5.6%	)

Interest-Bearing Debts*	1,297.2	1,381.4	(84.2)	(6.1%	)

Shareholders’ Equity	1,550.7	1,544.9	5.8	0.4%

Total of Liabilities and Shareholders’ Equity	4,080.8	4,225.8	(144.9)	(3.4%	)

*	Partial listing only

Cash Flows

Details	(Billions of Yen) Year Ended March 31, 2005

Cash Flows from Operating Activities	498.2

Cash Flows from Investing Activities	(369.4)

Cash Flows from Financing Activities	(118.6)

Cash and Cash Equivalents at Beginning of Year	118.8

Cash and Cash Equivalents at End of Year	128.9

Reference

1.	Number of Subscriber Lines

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Number of Telephone Subscriber Lines (1,000)	25,396	25,674	(278)	(1.1%	)
Number of ISDN Subscriber Lines (1,000)	4,042	4,378	(337)	(7.7%	)
Number of Subscriber Lines	29,438	30,053	(615)	(2.0%	)

Notes:	1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines (Analog Lite Plan is included).
	2.	Since, in terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

2.	Number of IP-related Services Subscribers

Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Number of B-FLET’S Subscribers (1,000)	779	414	365	88.2%
Number of FLET’S ADSL Subscribers (1,000)	2,374	1,806	568	31.5%
Number of FLET’S ISDN Subscribers (1,000)	356	466	(110)	(23.5%	)

3.	Number of Employees

				(Employees)
Details	March 31, 2005	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Number of Employees	12,850	13,750	(900)	(6.5%	)

4.	Capital Investements

Details	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	(Billions of Yen) Percent Increase (Decrease)
Capital Investments	397.8	397.6	0.2	0.1%

May 12, 2005

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2005

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for fiscal 2004 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31,2005
2.	Non-consolidated Balance Sheets
3.	Non-consolidated Statements of Income
4.	Non-consolidated Statements of Cash Flows
5.	Proposal for Appropriation of Unappropriated Retained Earnings
6.	Business Results (Non-consolidated Operating Revenues)
7.	New Board of Directors

Inquiries:

Mr. Shinji Uchida or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

Attachment 1

Summary of Results for Fiscal Year Ended March 31, 2005

During the fiscal year ended March 31, 2005, the Japanese economy moved gradually toward a moderate recovery, with significant improvement in corporate earnings and capital spending.

The telecommunications market has been undergoing drastic structural changes in anticipation of the changeover from voice to Internet and data telecommunications, along with the rapid proliferation of IP phone services. In this environment, the full scale introduction of direct connection phone services using dry copper bodes an era of intense competition in the fixed-line phone market, including basic rates. Meanwhile, the business environment surrounding the growing broadband market has grown harsher than ever, due to intensifying competition among telecommunications carriers for new customers in the form of both services and prices, this in spite of the fact that broadband access services like optical fiber and ADSL are experiencing full-scale proliferation and expansion.

In the midst of the significant environmental changes in the market and competitive conditions, Nippon Telegraph and Telephone West Corporation (NTT West) positioned fiscal 2004 as critical year for making a dramatic leap into the optical fiber broadband market, and for transforming the base of its revenue structure from telephones to IP. Toward this end, NTT West moved forward with efforts to take full advantage of the characteristics of optical fiber to enrich its application and content services, promote high value-added solution businesses like security services, expand the operations of the entire NTT West Group, and reexamine the current price structure of fixed-line phone services. Specifically, NTT West implemented the following measures:

1.	Development of the Broadband Business

i.	Expanded Broadband Access Services

In the area of optical fiber services, NTT West added to the existing B-FLET’S plans with the launch of the “FLET’S HIKARI PREMIUM Family Type” plan, a new access service for detached houses that provides connectivity via ISPs, high-quality video-telephony via IPv6 technology, and security, to satisfy diverse user needs. NTT West also introduced the “Video Communication Network Service”, which enables bundled transmission of up to 400 channels, to satisfy the needs of broadcasters that use telecommunications services to distribute multi-channel video via optical fiber lines.

In ADSL, NTT West expanded its existing plans with the addition of “FLET’S ADSL More Special,” which boasts a downstream speed of up to 44 ~ 47 Mbps and an upstream speed of up to 5 Mbps, in response to customer demand for faster telecommunications.

NTT West ran a limited-time, no-monthly-fee campaign for new subscribers to B-FLET’S and FLET’S ADSL services. NTT West also introduced attractive special discount programs: “FLET’S ATTO (amazing) DISCOUNT,” which provides a discount on monthly charges conditioned on 2 continuous years of use, and “FLET’S ZUTTO (continuous) DISCOUNT,” which offers an automatic discount on monthly charges based on the number of years of use, in order to attract new customers and encourage continued use of the service.

Further, to expand the availability of FLET’S services and to respond to the need for “after-hours system failure recovery” primarily on the part of corporate and SOHO users, NTT West extended the “Support Menu,” which provides 24/7 service 365 days a year, to cover the “Family 100” plan, in addition to the “FLET’S ADSL Type 2,” “B-FLET’S Business Type,” “B-FLET’S Basic Type,” and “B-FLET’S Mansion Type” plans.

ii)	Expanded Broadband Application Services

In response to the need for lower call rates and the growing demand for high-quality IP telephone services comparable to fixed-line telephony, NTT West promoted the rapid deployment of its IP phone service by offering the “HIKARIDENWA (optical fiber phone)” to B-FLET’S Mansion Type users living in multi-family housing, and in February 2005 began accepting advance applications for the service from FLET’S HIKARI PREMIUM Family Type users living in detached houses. NTT West modified its service terms for the “HIKARI DENWA Business Type” plan (formerly, IP Phone Service for Corporate Customers) to include additional options for lower-cost access lines (B-FLET’S Basic Type), in order to make the service accessible to a wider spectrum of business customers.

NTT West improved the transmission speed of its public wireless LAN service, “FLET’S SPOT,” to 54 Mbps, and boosted the number of access points in the western Japan region to over 3,000 by the end of March, making the service more conveniently accessible to more customers. All of these accomplishments underscore its status as Japan’s largest public wireless LAN service provider.

NTT West also launched a new application service for B-FLET’S and FLET’S ADSL customers, “FLET’S v6 APPLI,” an add-on service based on IPv6 technology that provides high-quality video-telephony and security functions.

Furthermore, in broadband content distribution, NTT West launched “FLET’S v6 CAST,” an IPv6-enabled content distribution service for high-quality video and music that connects the servers of content providers. It is available to FLET’S HIKARI PREMIUM and FLET’S v6 APPLI subscribers.

Furthermore, NTT West, ITOCHU Corporation and SKY Perfect Communications Inc. joined forces in February 2004 to conduct a two-month test distribution of quality-controlled content via IPv6 technology. The results of this test led to On Demand TV, Inc., a joint venture between ITOCHCHU, SKY Perfect, NTT West and NTT East, and the March 2005 launch of “On Demand TV” video distribution for NTT East and West FLET’S subscribers.

In addition, since last year FLET’S SQUARE has been collaborating with leading content owners to provide attractive content that is unique to FLET’S services. This includes video programs from Takarazuka Revue Company related to its shows, “In Quest of the Blue Bird” and “Takarazuka Dream Kingdom,” a variety of entertainment from The Walt Disney Company Japan, Ltd., and new “Pokemon content” from The Pokemon Company.

2.	Development of the Solution Business

NTT West has been offering the “prosol Series” of system solutions to satisfy the needs of a wide range of customers, from public to private sector corporations. During the period under review, NTT West expanded its “N.prosol” lineup, which provides total solutions for optimized networks, with the launch of “SSL-VPN Solution,” a service that responds to the growing demand for security through the easy creation of a safe, reliable remote access environment for smaller businesses and municipalities, and the “Video Conference Package,” a service that enables rapid, high-quality video communication connections at low cost via broadband circuits like B-FLET’S.

NTT West also added to its lineup for “C.prosol,” a total solution for optimized commerce (commercial transaction cycles) that enables enterprises, regardless of type of business, to quickly apply information technology to their business at low cost. NTT West introduced the “Shared EDI Solution for Liquor Businesses,” which is specifically designed to facilitate greater operating efficiency and speed for liquor businesses, and the “EDI Solution for Department Stores,” which assists vendors like wholesalers and manufacturers in achieving strategic merchandising.

Furthermore, as a new item in the lineup for “D.prosol,” a total solution addressing customers demand for protection against security threats, NTT West worked together with NTT MARKETING ACT and NTT NEOMEIT to launch the “Information Security Audit Service,” which allows an objective assessment of a customer’s information assets management. NTT West has also partnered with Tokio Marine and Fire Insurance Company, Limited to introduce “Security Check Safety,” a security diagnostic service which includes an indemnification plan, providing a total security solution that covers any demand for compensation for damages arising from a security breach.

Additionally, NTT West introduced two new services: “U.prosol,” a total solution that assists the management of universities in creating the best environment for education and research as well as surviving an era of tough competition with the support of information technology; and “A.prosol,” a total solution that aids in the revitalization of rural regions through improved productivity, one of the real challenges faced by today’s agricultural industry.

Meanwhile, NTT West integrated IP and mobile telephony to build an IP phone system connecting 49 OSAKA GAS CO., LTD. operating bases. This IP phone system handles external calls through the “HIKARI DENWA Business Type” service (formerly, IP Phone Service for Corporate Customers) provided to corporate customers by NTT West, while internal calls (between operating bases) are handled by NTT West’s high-quality, optical fiber, wide-area Ethernet service. On the company premises, a mobile terminal serves to make/receive both internal (between operating bases) and external calls via the IP phone system, while the same terminal device serves off premises as a mobile phone. All in all, the system contributes to total communications cost savings while achieving high-quality voice communications comparable to fixed-line telephony. At the same time, it leads to improved productivity by transforming working styles.

3.	Expanded NTT West Group Operations

NTT NEOMEIT CORPORATION has been actively working to expand its operations through closer ties and diverse alliances with NTT West Group companies, focusing on system integration and maintenance integration (SI/MI). During the period under review, NTT NEOMEIT launched the “AQStage PF IP Call Center Service,” a service with enhanced security that employs grid technology; “InfoDock,” a comprehensive information security diagnostic tool; and “AQStage Call S,” an IP phone service for small- and medium-sized businesses. NTT NEOMEIT also enriched its service lineup with the introduction of “AQStage Shared Public Wireless LAN Access Point Service,” which houses multiple wireless LAN carriers in a single public wireless LAN access point to promote widespread use of the LAN access service while solving radio interference problems.

Furthermore, in order to prevent possible personal information leaks resulting from the disposal and replacement of personal computers, NTT NEOMEIT has tied up with TOKYO LEASING CO., LTD. to establish a reutilization/recycling business for personal computers. The first step was marked by the opening of a “PC Security Recycle Center,” which handles all processes from complete hard disk data erasure to the recycling of used personal computers and intermediate treatment of industrial waste, in a high-security environment.

NTT MARKETING ACT CORPORATION, meanwhile, introduced “ACTOS WATCH-OVER EYE,” a new monitoring service for the security of the elderly. Sensor systems are installed in the homes of elderly people who live alone so that either other family members or local government staff can review the daily living situation remotely via personal computer, and an e-mail message can be transmitted to a pre-registered contact should any problem be detected.

NTT MARKETING ACT likewise joined with NTT Syscom Corporation and Dai Nippon Printing Co., Ltd. to develop “ACTOS KIT OKKAKE (surveillance) CAMERA MENU,” an image distribution system combining broadband circuits and wireless IC tag technology. NTT MARKETING ACT has begun to market this system through its group companies as a solution package mainly for kindergartens and nursery schools.

In addition to the above, since last year NTT MARKETING ACT has been offering “ACTOS e-MACHISHIROU”(Find your town information on the web), a portal site that provides local community information, as a solution that allows local stores and businesses to attract more customers and increase sales; and “ACTOS MOBILE C,” a service that enables timely distribution of e-mail and coupons to members of a user company via mobile phones using 2-dimensional codes.

4.	Measures for Fixed-Line Telephone Services

i.	Reduction in Telephone Charges and Review of Telephone Installation Charges

To properly respond to changes in the business environment and customer needs, and in an effort to achieve the smooth migration of fixed-line phone subscribers to optical fiber IP networks, NTT West reduced basic charges (line service charges) and eliminated the fees NTT West charges for the touch-tone option. To the same end, NTT West introduced two new types of discount plans: “Ichirittu Plan 1,”which permits intra-prefecture calls at a flat rate of ¥8.5 per 3 minutes, and “Ichirittu Plan 2,” which allows intra-prefecture calls at a flat rate of ¥7.5 per 3 minutes for a fixed monthly payment of ¥100 per telephone line.

NTT West also reexamined the telephone installation charges for subscriber telephone lines and INS-Net 64 lines, as well as the surcharge for the Light Plan (subscriber telephone and INS-Net 64 Light).

ii.	Launch of Service for Calls from Fixed-line to Mobile Telephones

In the past, calls from fixed-line to mobile phones were priced exclusively by the mobile-phone operators. However, NTT West has been able to start its own low-rate telephone service for calls from fixed-line to mobile telephones (THANK YOU DIAL 0039 Service), now that dialing a mobile-phone operator’s identification number enables NTT West to determine the charges itself.

In addition to the above, NTT West waived the basic fees for customers who could not use their telephones due to building damage from typhoons and those who had no access to their telephones because they had been ordered to evacuate, and also waved reinstallation charges for customers who moved from damaged buildings to temporary housing. NTT West also provided a Dial Q2 collection service free of charge for donations for the victims of the Niigata Chuetsu Earthquake and the Sumatra Earthquake.

Meanwhile, in light of the severe social criticism stemming from a series of corporate scandals, the NTT West Group has been actively working to reinforce its corporate ethics. During the period under review, the Group further applied itself to cultivating high ethical standards both officially and privately, and creating a solid corporate culture against fraud and misconduct. Among other things, the Group also held corporate ethics workshops similar to those held last year for all levels of management and employees, produced new videos that carry the president’s message to employees, and conducted a survey of corporate ethics awareness among all employees, in order to install a consciousness of ethics throughout the organization.

Moreover, in light of the lessons learned from the recent spate of information leaks, the NTT West Group has been promoting proper management of customer information through training workshops for all employees, in order to boost morale and tighten control over the handling of customer information. In addition, NTT West has completely overhauled its systems operations and is exercising closer supervision over the customer information held by contractors, in order to implement all possible means to protect the information NTT West has on its customers.

In the area of environmental protection, NTT West has been addressing the conservation of paper resources, measures against global warming, and reduction of industrial waste, which are its top priorities for reducing the environmental impact of its business activities. Specifically, NTT West has taken effective measures to reduce the consumption of pure pulp for telephone directories, cut back the consumption of power for communications, and reduced industrial waste, through annual numerical targets established under a medium- to long-term action program.

The NTT West Group has also been working on certification to ISO14001, the international standard for environmental management systems, in order to constantly improve its efforts to protect the environment and reduce environmental risks. NTT West’s strategy has been to have each branch or office location apply for certification under its own budget; during the period under review, the Okayama and Kumamoto branches joined 13 other branches that had already succeeded in obtaining this certification. The Group will continue to work hard to achieve certification for every branch as well as all group companies by the end of fiscal 2005.

As part of NTT West Group’s program of actively disclosing information regarding the status of the Group’s environmental protection measures, in October 2004 NTT West compiled and published the NTT West Group Environmental Report, a follow-up to the edition of the previous year. The report presents the overall progress of NTT West Group’s environmental protection measures as well as the environmental protection activities of the NTT MARKETING ACT Group and NTT NEOMEIT Group, demonstrating its commitment to the protection of the environment as a matter of corporate responsibility.

As a result of the above, operating revenue for the fiscal year amounted to 2,098 billion yen (down 3.2% from the previous year), and recurring profit amounted to 80 billion yen (down 11.6% from the previous year). Net income totaled 41 billion yen (down 33.2% from the previous year), marking the second consecutive year of positive net income.

Attachment 2

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	March 31, 2005
	Millions of Yen	Millions of Yen	*Millions of US$
Assets

Fixed assets	3,595,293	3,440,499	32,154
Current assets	630,525	640,329	5,984

Total assets	4,225,819	4,080,829	38,138

Liabilities

Long-term liabilities:
Long-term debt	1,065,285	1,055,194	9,861
Liability for employees’ severance payments	790,436	710,090	6,636
Other	9,945	10,112	94
Total long-term liabilities	1,865,667	1,775,397	16,592

Current liabilities:
Current portion of long-term debt	276,201	200,090	1,870
Accounts payable, trade	137,748	167,218	1,562
Accounts payable, other	288,992	269,332	2,517
Accrued taxes on income	186	2,481	23
Other	112,095	115,567	1,080
Total current liabilities	815,225	754,690	7,053

Total liabilities	2,680,893	2,530,087	23,645

Shareholders’ equity
Common stock	312,000	312,000	2,915
Additional paid-in capital	1,170,054	1,170,054	10,935
Unappropriated retained earnings for the year	62,109	68,670	641

Net unrealized gains (losses) on securities	762	17	0

Total shareholders’ equity	1,544,926	1,550,741	14,492

Total liabilities and shareholders’ equity	4,225,819	4,080,829	38,138

Note: *	Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 3

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31
	2004	2005
	Millions of Yen	Millions of Yen	*Millions of US$
Operating revenues	2,166,852	2,098,048	19,607

Operating expenses	2,080,163	2,027,899	18,952

Operating income	86,688	70,148	655

Non-operating revenues	54,910	56,074	524

Non-operating expenses	51,038	46,135	431

Recurring profit	90,560	80,087	748

Special profits	15,001	10,170	95

Special losses	7,181	7,181	67

Income before income taxes	98,381	83,077	776

Corporation, inhabitant, and enterprise taxes	(52,421)	(57,120)	(533)

Deferred tax expenses (benefits)	89,300	99,100	926

Net income	61,502	41,097	384

	of Yen	of Yen	of US$
Per share data (in exact)
Net income	9,849	6,577	61

Cash dividend	5,528	5,000	46

Note: *	Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31,2005. Fractions are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31
	2004	2005
	Millions of Yen	Millions of Yen	*Millions of US$
Cash flows from operating activities:
Income before income taxes	98,381	83,077	776
Depreciation and amortization	460,027	435,060	4,065
Loss on disposal of property, plant and equipment	35,576	33,319	311
Increase (decrease) in liability for employees’ severance payments	(74,174)	(80,346)	(750)
(Increase) decrease in accounts receivable	(17,431)	1,956	18
Increase (decrease) in accounts payable and accrued expenses	(9,252)	(6,390)	(59)
Increase (decrease) in accrued consumption tax	2,652	(2,652)	(24)
Other	16,907	1,162	10

Sub-total	512,687	465,187	4,347

Interest and dividends received	716	283	2
Interest paid	(22,421)	(19,698)	(184)
Income taxes received (paid)	69,813	52,439	490

Net cash provided by (used in) operating activities	560,795	498,212	4,656

Cash flows from investing activities:
Payments for property, plant and equipment	(409,205)	(381,332)	(3,563)
Acquisition of investments	(806)	(3,678)	(34)
Other	23,640	15,609	145

Net cash provided by (used in) investing activities	(386,371)	(369,401)	(3,452)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	200,000	190,000	1,775
Payments for settlement of long-term debt	(417,656)	(276,201)	(2,581)
Increase (decrease) in short-term borrowings	40,000	2,000	18
Dividends paid	(18,769)	(34,494)	(322)

Net cash provided by (used in) financing activities	(196,426)	(118,696)	(1,109)

Net increase (decrease) in cash and cash equivalents	(22,001)	10,114	94
Cash and cash equivalents at beginning of year	140,808	118,806	1,110

Cash and cash equivalents at end of year	118,806	128,920	1,204

Note:*	Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 5

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

	Year Ended March 31, 2004		(Millions of Yen) Year Ended March 31, 2005
Unappropriated Retained Earnings for the Year	62,109		68,670
Proposal of Appropriation:
Cash Dividends	34,494		31,200
	(¥5,528 per share	)	(¥5,000 per share	)
Bonuses to directors and corporate auditors	42		55
(Portion to corporate auditors)	(11)		(13)
Unappropriated Retained Earnings Carried Forward	27,572		37,415

Note: Fractions are rounded down.

Attachment 6

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

Services	Year Ended March 31, 2004	Year Ended March 31, 2005	(Millions of Yen) Increase (Decrease)
Voice Transmission Services Revenues (excluding the amounts of IP Services Revenues)	1,465,833	1,369,195	(96,637)
Monthly Charge Revenues*	905,590	872,886	(32,704)
Call Rates Revenues*	245,963	198,733	(47,229)
Interconnection Call Revenues*	216,169	209,544	(6,625)
IP Services Revenues	127,284	180,326	53,041
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	206,031	174,392	(31,638)
Telegram Services Revenues	33,421	31,180	(2,241)

Other Telecommunications Services Revenues	165,281	165,929	648

Telecommunications total revenues	1,997,852	1,921,025	(76,826)

Related business total revenues	169,000	177,022	8,022

Total operating revenues	2,166,852	2,098,048	(68,804)

*	Partial listing only

Note: Fractions are rounded down.

Attachment 7

NEW BOARD OF DIRECTORS

(Subject to Shareholder’s Approval)

President

Shunzo Morishita

Senior Executive Vice Presidents

Tsutomu Ebe

Jun-ichi Yuuki

Executive Vice Presidents

ShinichiOtake

Hiroaki Takano

Senior Vice Presidents

Fumio Takaesu	Yukihiro Ozaki	Shinji Jikuya

Yasuyoshi Katayama	Takayuki Watanabe	Takushi Itoh

Akio Nishio	Kazutoshi Murao	Michitomo Ueno

Hiroo Unoura

Corporate Auditors

Sadayoshi Ishikawa	Toshihisa Fukumoto	Kazuaki Katori

Note:	The first three members of this list are nominated for positions with representative authority.

May 12, 2005

NTT Communications Corporation

NON-CONSOLIDATED STATEMENT OF INCOME

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	% Increase (Decrease)
Operating Revenues	1,090.0	1,106.6	(16.5)	(1.5)%
Operating Expenses	1,020.1	990.3	29.8	3.0%
Operating Income	69.8	116.2	(46.3)	(39.9)%
Non-Operating Income	(1.9)	(3.1)	1.2	39.8%
Recurring Profit	67.9	113.0	(45.0)	(39.9)%
Special Profits	4.0	—	4.0	—
Special Losses	25.0	50.4	(25.4)	(50.4)%
Income before Income Taxes	47.0	62.5	(15.5)	(24.8)%
Income Taxes	22.4	38.3	(15.9)	(41.6)%
Net Income	24.6	24.1	0.4	1.8%

Note:

1.	Fractions are rounded down.
2.	Special Profits for the year ended March 31, 2005 : ACCA Networks Co., Ltd. 4 billion yen
3.	Special Losses for the year ended March 31, 2005 : NTT USA Inc. 24.2 billion yen ; NTT Australia Pty. Ltd. 0.7 billion yen

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(Based on accounting principles generally accepted in Japan)

	Billions of Yen
	Year Ended March 31, 2005
Unappropriated Retained Earnings for the Year	* 41.2	Net Income	24.6
Cash Dividends	8.7	Unappropriated Retained Earnings Carried Forward	16.6

Bonuses to Directors and Corporate Auditors	61 (million yen)	* Unappropriated Retained Earnings for the Year	41.2
Total of Appropriation of Unappropriated Retained Earnings	8.7
Unappropriated Retained Earnings Carried Forward	32.4

Note:    Fractions are rounded down.

FORECASTS FOR THE YEAR ENDING MARCH 31, 2006

(Based on accounting principles generally accepted in Japan)

Billions of Yen
Operating Revenues	1,081.0
Operating Expenses	1,023.0
Operating Income	58.0
Recurring Profit	60.0
Net Income	34.0

      Note:    Fractions are rounded down.

BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	% Increase (Decrease)
OPERATING REVENUES

Voice Transmission Services Revenues (Excluding the amounts of IP Services Revenues)	440.6	467.3	(26.7)	(5.7%)
IP Services Revenues	278.3	223.7	54.5	24.4%
Major Items:
Open Computer Network Services Revenues	133.4	123.9	9.5	7.7%
IP-Virtual Private Network Services Revenues	63.1	56.4	6.7	12.0%
Wide-Area Ethernet Services Revenues	35.0	20.2	14.8	73.0%
Data Communications Revenues (Excluding the amounts of IP Services Revenues)	212.7	267.0	(54.2)	(20.3%)
Major Items:
Leased Circuit Services Revenues	135.6	168.4	(32.8)	(19.5%)
Frame-Relay Services Revenues	31.6	46.8	(15.1)	(32.4%)
Solutions Services Revenues	125.8	117.2	8.6	7.4%
Others	32.5	31.1	1.3	4.2%
Total	1,090.0	1,106.6	(16.5)	(1.5%)

OPERATING EXPENSES

Personnel	86.5	86.7	(0.1)	(0.2%)
Purchase of goods and services	514.3	493.6	20.7	4.2%
Depreciation and amortization	120.2	117.6	2.6	2.3%
Retirement of fixed assets	17.7	19.5	(1.8)	(9.4%)
Communication Network Charges	269.2	261.5	7.7	2.9%
Miscellaneous Taxes	12.0	11.3	0.6	5.9%
Total	1,020.1	990.3	29.8	3.0%

Reference:
Non-Operating Expenses	28.0	29.7	(1.6)	(5.5%)
Major Item:
Financial Expenses	14.4	15.1	(0.6)	(4.5%)

Note: Fractions are rounded down.

NON-CONSOLIDATED BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	March 31, 2005	March 31, 2004	Increase (Decrease)	% Increase (Decrease)
ASSETS

Fixed Assets	1,234.4	1,244.6	(10.2)	(0.8%)
Current Assets	306.7	284.5	22.2	7.8%
Total Assets	1,541.2	1,529.2	11.9	0.8%

LIABILITIES

Long-Term Liabilities	756.1	830.4	(74.3)	(8.9%)
Current Liabilities	379.9	323.9	56.0	17.3%
Total Liabilities	1,136.1	1,154.3	(18.2)	(1.6%)
Major Item:
Interest-Bearing Debts	779.9	853.4	(73.4)	(8.6%)

SHAREHOLDERS’ EQUITY	405.1	374.8	30.2	8.1%

TOTAL OF LIABILITIES AND SHAREHOLDERS’ EQUITY	1,541.2	1,529.2	11.9	0.8%

Note: Fractions are rounded down.

CASH FLOWS

(Based on accounting principles generally accepted in Japan)

			Billions of Yen
	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)
Cash Flows from Operating Activities	233.5	242.2	(8.7)
Cash Flows from Investing Activities	(154.7)	(138.7)	(16.0)
Cash Flows from Financing Activities	(83.0)	(96.8)	13.7
Cash and Cash Equivalents at end of year	61.0	65.4	(4.3)

Reference

1.	Number of Employees

				Employees
	March 31, 2005	March 31, 2004	Increase (Decrease)	% Increase (Decrease)
	7,700	7,700	—	—

2. Capital Investments

				Billions of Yen
	Year Ended March 31, 2005	Year Ended March 31, 2004	Increase (Decrease)	% Increase (Decrease)
	143.6	124.8	18.7	15.0%

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2004	As of March 31, 2005
Myline registrations for inter-prefectural long-distance calls	23,874,000 (subscriber market share: 57.5%)	25,153,000 (subscriber market share: 60.7%)
Myline registrations for international calls	19,987,000 (subscriber market share: 53.9%)	21,388,000 (subscriber market share: 57.3%)

Traffic

		April 1, 2003 to March 31, 2004	April 1, 2004 to March 31, 2005
Traffic*	Numbers of calls	8.34 billion	**
	Duration of calls	360 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2004	As of March 31, 2005
OCN service subscribers	4,118,000	4,640,000

Main network services for business customers

	As of March 31, 2004	As of March 31, 2005
Business customers of main network services	337,000	354,000
Leased circuits	50,000	41,000
Frame relay / Cell relay	56,000	39,000
IP-VPN	86,000	93,000
OCN Internet access	129,000	150,000
Ethernet services (e-VLAN)	17,000	22,000

Data centers

	As of March 31, 2004	As of March 31, 2005
Colocation service users	396	460
Data centers*	67 in Japan 26 overseas	67 in Japan 27 overseas
Total size of domestic data centers	Approx. 56,000 m2	Approx. 56,000 m2

Note: Domestic centers are those that have applied for Information Security Management System approval.

May 12, 2005

NTT Com Announces Financial Results For Fiscal Year Ended March 31, 2005

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) today announced its non-consolidated financial results for the fiscal year that ended March 31, 2005.

Revenue from phone, leased-circuit and other existing services continued to decline, but success with new services helped to generate operating revenues of 1,090.0 billion yen, down only 1.5% year on year. Despite continued efforts to drastically reduce costs, recurring profit declined 39.9% to 67.9 billion yen due to significant market changes. A special loss of 25 billion yen was booked for the revaluation of shares held in NTT USA, Inc. and other affiliates, but net income rose 1.8% to 24.6 billion yen as a result of 4 billion yen profit from the sale of shares in ACCA Networks Company.

BACKGROUND

The global market for information and communication technologies (ICT) continued to experience intensifying competition and ongoing consolidation among market players. Technological innovation led to new competition, such as rival carriers adding their own vertical services to customer premises via “dry copper” lines and introducing expanded IP phone services via optical fiber lines. Demand rose for integrated voice and IP services and increased information security prior to the full-scale introduction of Japan’s new Personal Information Protection Law in April 2005. Economic globalization, including expanded multinational business in China, India and other parts of Asia, generated diversified demand for seamless global networks and other ICT-based products and services.

In line with other ICT companies, NTT Com took aggressive steps to raise its competitiveness and take advantage of potential new revenue sources and growth in the rapidly changing business environment. Guided by its vision of becoming a “Global IP Solution Company,” NTT Com continued to develop and strengthen comprehensive services for network reliability, security, IT asset management and global access within four core business domains — solutions, network management, security and global services.

BUSINESS STRATEGIES

During the fiscal year, NTT Com developed new one-stop solutions and business models for diversified customer needs. To support such efforts, the company focused resources on growth areas, reorganized sales, delivery, customer services and product development, strengthened operations and reduced costs. It also broadened the scope of proactive business models aimed at helping customers achieve both 20% lower costs and 20% greater performance, and aggressively diversified its high-demand security services.

OPERATING RESULTS

Operating revenue from voice and data transmission services (excluding IP services) declined due to intensifying competition and the market shift to low-cost IP services. Nevertheless, operating revenue from IP and solutions services showed solid increases as a result of continuing success of NTT Com’s transformation into a global IP solution company. Specifically, NTT Com actively worked to develop the following in its four core business domains.

In global services, NTT Com became the first Asian carrier to be named “Best Global Carrier” at the World Communication Awards 2004 in recognition of its global IP-VPN services for multinational companies and the global reach of its services. In addition, NTT Com opened up an office in India to become the first Japanese telecommunications company to provide global IP-VPN services in this promising market. NTT Communications China was established to provide multinational companies with value-added solutions services. Verio Inc.’s financial condition continued to recover thanks to its strengthened partnership with NTT America, Inc.

In solutions services, the company offered outsourcing services for networking, hosting, applications, servers and security and other solutions to help business customers improve operational efficiency and reduce total cost of ownership. A new service called “.Phone Business V” became Japan’s first service for live video communications between PCs and NTT DoCoMo’s third-generation FOMA-brand mobile phones. For individuals, the company created broadband services for personal solutions, such as the CoDen Hikari service, which bundles voice, Internet and video services, the OCN Music Store music-downloading service and the OCN Theater video-on-demand service for subscribers who use optical fiber.

In network management services, the company launched the AGILIT hosting service, which combines automated operations, IT infrastructure management and security. It also packaged VPN services with maintenance and monitoring services for routers and desktop computers.

In security services, as demand grew in anticipation of the full-scale introduction of the Personal Information Protection Law in April 2005, NTT Com responded with new security inspection services, such as customer-security monitoring and evaluation services, and sales of smart cards for security applications at financial institutions. NTT Com also upgraded internal security at its own workplaces.

1.	Voice Transmission Services

Operating revenue from voice transmission services (excluding IP services) fell 5.7% to 440.6 billion yen. Revenue declined because of shrinking demand for fixed-line phone services, and new competition from IP phone services as well as rival carriers adding their own vertical services to customer premises via “dry copper” lines. New revenue was generated through the introduction of services such as PL@TINUM LINE, which offers unprecedented low rates on calls placed locally, out of city (same prefecture), internationally or to mobile phones. Revenue was also augmented in international markets with stronger sales of prepaid cards and through increased market share.

2.	IP Services

Operating revenue from IP services, underpinned by expanding demand, rose 24.4% to 278.3 billion yen. As of the end of March 2005, 4.64 million users were subscribing to NTT Com’s “OCN” ISP, which was enhanced with higher-speed ADSL service and expanded access to optical fiber services during the year.

3.	Data Communications Services

Operating revenue from data communications services (excluding IP services) dropped 20.3% to 212.7 billion yen. Revenues declined due to competition from cheaper IP-VPN and VPN services that leverage Internet cost advantages. For those customers who place maximum priority on the quality, reliability and security of leased circuits, however, NTT Com launched a simple, highly reliable leased-circuit service called Giga Stream.

4.	Solutions Services

Operating revenue from solutions services rose 7.4% to 125.8 billion yen. NTT Com worked to increase revenue from comprehensive solutions for customer facilities and systems, such as data-centers, security and managed (monitoring and operation) services.

5.	Other Services

Revenue from other value-added services, mainly for the leasing of facilities and resale of products, increased 4.2% to 32.5 billion yen.

The breakdown of revenues was changed from this reporting period in accordance with revisions to Japan’s telecommunications business accounting regulations.

# # #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has over 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “Best Global Carrier - 2004.” For more information, please visit http//:www.ntt.com

More information about this release:

Media:

(Mr.) Tei A. Gordon or (Ms.) Akiko Suzaki

Media Relations

Tel. +81 3 6700 4010 / info@ntt.com

All others:

(Mr.) Noboru Takeuchi or (Mr.) Makoto Inoue

Accounts and Finance Department

Tel. +81 3 6700 4311 / infoaf@ntt.com

Attachment 1

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	March 31, 2005
	Millions of Yen	Millions of Yen	*Millions of US$
ASSETS

Fixed assets	1,244,658	1,234,435	11,536
Current assets	284,554	306,776	2,867

Total assets	1,529,213	1,541,212	14,403

LIABILITIES

Long-term liabilities:
Long-term debt	751,736	678,813	6,344
Liability for employees’ severance payments	74,416	73,380	685
Other	4,333	3,965	37
Total long-term liabilities	830,486	756,159	7,066

Current liabilities:
Current portion of long-term debt	98,297	82,530	771
Accounts payable, trade	47,252	60,265	563
Short-term borrowings	3,382	644	6
Accounts payable, other	146,704	178,524	1,668
Accrued taxes on income	—	12,007	112
Other	28,276	45,975	429
Total current liabilities	323,913	379,947	3,550

Total liabilities	1,154,399	1,136,107	10,617

SHAREHOLDERS’ EQUITY

Common stock	211,650	211,650	1,978
Additional paid-in capital	119,149	119,149	1,113
Unappropriated retained earnings for the year	25,485	41,231	385
Net unrealized gains (losses) on securities	18,529	33,074	309

Total shareholders’ equity	374,813	405,105	3,786

Total liabilities and shareholders’ equity	1,529,213	1,541,212	14,403

Note:	*Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31
	2004	2005
	Millions of Yen	Millions of Yen	*Millions of US$
Operating revenues	1,106,603	1,090,072	10,187
Operating expenses	990,386	1,020,196	9,534
Operating income	116,216	69,876	653
Non-operating revenues	26,527	26,166	244
Non-operating expenses	29,710	28,082	262
Recurring profit	113,034	67,959	635
Special profits	—	4,094	38
Special losses	50,460	25,022	233
Income before income taxes	62,573	47,032	439
Corporation, inhabitant, and enterprise taxes	(1,610)	37,420	349
Deferred tax expenses (benefits)	40,000	(15,000)	(140)
Net income	24,183	24,612	230

Per share data (in exact)	of Yen	of Yen	of US$
Net income	13,866	14,109	131
Cash dividend	5,064	5,000	46

Note:	*Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 3

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31
	2004	2005
	Millions of Yen	Millions of Yen	*Millions of US$
Cash flows from operating activities:
Income before income taxes	62,573	47,032	439
Depreciation and amortization	120,082	123,494	1,154
Loss on disposal of property, plant and equipment	14,975	13,822	129
Increase (decrease) in loan-loss reserves	88	(325)	(3)
Increase (decrease) in liability for employees’ severance payments	586	(1,035)	(9)
Evaluation losses on shares of affiliated companies	50,460	25,022	233
(Increase) decrease in accounts receivable	11,542	(3,934)	(36)
Increase (decrease) in accounts payable and accrued expenses	18,010	25,228	235
Increase (decrease) in accrued consumption tax	(5,531)	(269)	(2)
Other	11,966	7,819	73

Sub-total	284,754	236,854	2,213

Interest and dividends received	1,561	2,222	20
Interest paid	(15,322)	(14,733)	(137)
Income taxes received (paid)	(28,770)	9,159	85

Net cash provided by (used in) operating activities	242,223	233,503	2,182

Cash flows from investing activities:
Payments for property, plant and equipment	(120,774)	(155,158)	(1,450)
Acquisition of investments	(860)	(1,603)	(14)
(Increase) decrease in short-term loan	(163)	(365)	(3)
Other	(16,921)	2,332	21

Net cash provided by (used in) investing activities	(138,719)	(154,794)	(1,446)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,541	8,783	82
Payments for settlement of long-term debt	(99,220)	(98,297)	(918)
Increase (decrease) in short-term borrowings	(4,911)	15,246	142
Dividends paid	(12,246)	(8,811)	(82)

Net cash provided by (used in) financing activities	(96,837)	(83,078)	(776)

Effect of exchange rate changes on cash and cash equivalents	(246)	9	0

Net increase (decrease) in cash and cash equivalents	6,419	(4,359)	(40)
Cash and cash equivalents at beginning of year	59,024	65,444	611

Cash and cash equivalents at end of year	65,444	61,084	570

Note:	*Yen amounts have been translated, for convenience only, at ¥107=US$1.00, the approximate exchange rate on March 31, 2005. Fractions are rounded down.

Attachment 4

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

	(Millions of Yen)
	Year Ended March 31, 2004		Year Ended March 31, 2005
Unappropriated retained earnings for the Year	25,485		41,231
Proposal of appropriation:
Cash dividends	8,811		8,700
	(¥5,064 per share	)	(¥5,000 per share	)
Bonuses to directors and corporate auditors	55		61
(Portion to corporate auditors)	(10)		(10)
Unappropriated Retained Earnings Carried Forward	16,618		32,469

Note: Fractions are rounded down.

Attachment 5

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

		(Millions of Yen)
Services	Year Ended March 31, 2004	Year Ended March 31, 2005	Increase (Decrease)
Voice transmission services revenues (excluding the amounts of IP services revenues)	467,399	440,655	(26,743)
IP services revenues	223,761	278,315	54,554
Open computer network services revenues*	123,957	133,475	9,518
IP-Virtual private network services revenues*	56,439	63,198	6,758
Wide-Area Ethernet services revenues*	20,279	35,086	14,807
Data communications revenues (excluding the amounts of IP services revenues)	267,042	212,751	(54,290)
Leased circuit services revenues*	168,497	135,642	(32,854)
Solution services revenues	117,205	125,829	8,623
Others	31,195	32,520	1,324

Total operating revenues	1,106,603	1,090,072	(16,531)

* Partial listing only

Note: Fractions are rounded down.

Attachment 6

NTT Communications’ New Board of Directors

(subject to shareholders’ approval)

President and CEO

Hiromi Wasai

Senior Executive Vice Presidents

Masayuki Nomura

Masaki Mitsumura

Executive Vice Presidents

Masae Tamura

Osamu Inoue

Yo Yusa

Senior Vice Presidents

Masayuki Nakagawa

Koichi Maeda

Akira Yabiki

Sadao Maki

Mitsuo Murakami

Masanobu Suzuki

Tatsuo Kawasaki

Tetsuya Obata

Corporate Auditors

Kenichi Shiraishi

Yutaka Yamaga

Kikuo Mito

May 12, 2005

Nippon Telegraph and Telephone Corporation

Supplementary data

Annual Results for

Fiscal Year Ended March 31, 2005

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT group makes no representation or warranty as to the accuracy or completeness of these figures.

1.	Number of Subscribers

					(thousands)
	A As of Mar. 31, 2004	B As of Mar. 31, 2005		C As of Mar. 31, 2006 (Forecast)
			Change B-A		Change C-B
Telephone Subscriber Line	50,938	50,321	(617)	46,148	(4,173)
NTT East	25,264	24,925	(339)	22,664	(2,261)
NTT West	25,674	25,396	(278)	23,484	(1,912)
INS-Net	9,135	8,467	(667)	7,354	(1,113)
NTT East	4,756	4,425	(331)	3,845	(581)
NTT West	4,378	4,042	(337)	3,509	(532)
INS-Net 64	8,554	7,885	(668)	6,802	(1,083)
NTT East	4,391	4,056	(335)	3,498	(559)
NTT West	4,162	3,829	(334)	3,305	(524)
INS-Net 1500	58	58	0	55	(3)
NTT East	36	37	0	35	(2)
NTT West	22	21	(0)	20	(1)
Telephone Subscriber Line + INS-Net	60,072	58,788	(1,284)	53,502	(5,286)
NTT East	30,020	29,350	(670)	26,509	(2,841)
NTT West	30,053	29,438	(615)	26,994	(2,445)
FLET’S ISDN	980	769	(211)	536	(233)
NTT East	514	413	(101)	263	(150)
NTT West	466	356	(110)	273	(83)
FLET’S ADSL	4,089	5,208	1,119	5,808	600
NTT East	2,283	2,833	551	3,033	200
NTT West	1,806	2,374	568	2,774	400
B FLET’S	840	1,665	824	3,465	1,800
NTT East	426	885	459	1,885	1,000
NTT West	414	779	365	1,579	800
Optical IP Phone Services	1	4	3	1,600	1,597
NTT East	1	4	3	1,000	997
NTT West	0	0	0	600	600
Conventional Leased Circuit	514	464	(50)	376	(87)
NTT East	267	240	(26)	203	(38)
NTT West	247	223	(24)	174	(49)
High Speed Digital	462	386	(76)	273	(113)
NTT East	249	211	(38)	169	(42)
NTT West	213	175	(38)	104	(71)
NTT Group Major ISPs	5,977	6,882	905	7,500	618
OCN*	4,118	4,640	522	5,000	360
Plala*	1,560	1,930	370	2,200	270
Cellular	46,328	48,825	2,497	50,700	1,875
FOMA*	3,045	11,501	8,456	24,100	12,599
i-mode	41,077	44,021	2,944	46,200	2,179
FOMA*	2,997	11,353	8,356	—	—
PHS	1,592	1,314	(278)	800	(514)

Notes : 1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
3	No. of B FLET’S includes FLET’s Hikari Premium provided by NTT West.
4	No. of Optical IP Phone Services is calculated by No. of thousand channels.
5	NTT Group Major ISPs include WAKWAK, InfoSphere and Dreamnet, aside from OCN and Plala.
6	Due to revisions in the counting method for Plala, the actual number of NTT Group’s major ISPs and Plala users as of Mar. 31, 2004 has been revised from 6,167 thousand for NTT Group’s major ISPs and 1,750 thousands for Plala. The revised numbers of NTT Group’s major ISPs as of Jun. 30, 2004, Sept. 30, 2004, and Dec. 31, 2004 are 6,189 thousands, 6,413 thousands, and 6,658 thousands, and those of Plala are 1,630 thousands, 1,750 thousands, and 1,840 thousands.
7	No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results as of Sept. 30, 2004 in order to standardize the definition of subscribers used by all of the mobile operators in Japan. Relevant item as of Mar. 31, 2004 has been modified by adding DoPa single service subscribers to the previously announced Numbers. DoPa single service subscribers are 401 thousand as of Mar. 31, 2004, 544 thousand as of Mar. 31, 2005, and 730 thousand as of Mar. 31, 2006 (Forecast).

*	Partial listing only.

2.	Number of Employees

	A As of Mar. 31, 2004	B As of Mar. 31, 2005		C As of Mar. 31, 2006 (Forecast)
			Change B-A		Change C-B
NTT Consolidated	205,300	201,500	(3,800)	198,650	(2,850)
Core Group Companies
NTT (Holding)	3,050	2,800	(250)	2,750	(50)
NTT East	14,900	14,200	(700)	13,850	(350)
NTT West	13,750	12,850	(900)	12,300	(550)
NTT Communications	7,700	7,700	0	7,650	(50)
NTT DATA (Consolidated)	17,400	18,700	1,300	19,250	550
NTT DoCoMo (Consolidated)	21,250	21,550	300	21,650	100
(Reference) “Outsourcing Companies”
East Outsourcing Companies	48,300	46,050	(2,250)	44,600	(1,450)
West Outsourcing Companies	52,550	50,650	(1,900)	48,650	(2,000)

Notes : 1	Figures for NTT Consolidated do not include the No. of employees who retired / are retiring at the end of fiscal year and rehired / are being rehired at the beginning of next fiscal year.
2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired at the end of fiscal year and rehired at the beginning of next fiscal year, as described below:
–	As of Mar. 31, 2004 (East Outsourcing Companies : 3,100 employees, West Outsourcing Companies : 3,300 employees)
–	As of Mar. 31, 2005 (East Outsourcing Companies : 2,550 employees, West Outsourcing Companies : 2,600 employees)
–	As of Mar. 31, 2006 (Forecast) (East Outsourcing Companies : 2,450 employees, West Outsourcing Companies : 2,350 employees)

3.	Capital Investment

				(billions of yen)
	A Year Ended Mar. 31, 2004	B Year Ended Mar. 31, 2005		C Year Ending Mar. 31, 2006 (Forecast)
			Change B-A		Change C-B
NTT Consolidated	2,013.6	2,057.4	43.8	2,050.0	(7.4)
Subsidiaries
NTT (Holding)	18.9	22.7	3.7	21.0	(1.7)
NTT East	377.8	399.1	21.3	400.0	0.9
NTT West	397.6	397.8	0.2	380.0	(17.8)
NTT Communications	124.8	143.6	18.7	160.0	16.4
NTT DATA (Consolidated)	148.9	110.8	(38.1)	105.0	(5.8)
NTT DoCoMo (Consolidated)	805.5	861.5	56.0	848.0	(13.5)
Details of Capital Investment
NTT (Holding)	18.9	22.7	3.7	21.0	(1.7)
R&D Facilities	11.8	16.3	4.5	15.0	(1.3)
Joint Facilities, etc.	7.1	6.3	(0.7)	6.0	(0.3)
NTT East	377.8	399.1	21.3	400.0	0.9
Expansion and Improvement	337.7	363.4	25.6	378.0	14.6
Voice Transmission	236.8	244.1	7.2	242.0	(2.1)
Data Transmission	41.3	46.2	4.9	45.0	(1.2)
Leased Circuit	59.2	71.8	12.5	90.0	18.2
Telegraph	0.2	1.1	0.9	1.0	(0.1)
R&D Facilities	3.9	4.6	0.7	4.0	(0.6)
Joint Facilities, etc.	36.1	31.0	(5.0)	18.0	(13.0)
NTT West	397.6	397.8	0.2	380.0	(17.8)
Expansion and Improvement	381.4	379.5	(1.8)	367.0	(12.5)
Voice Transmission	290.2	277.9	(12.2)	237.0	(40.9)
Data Transmission	22.5	33.2	10.7	44.0	10.8
Leased Circuit	68.5	67.4	(1.1)	85.0	17.6
Telegraph	0.1	0.9	0.8	1.0	0.1
R&D Facilities	3.1	2.1	(0.9)	3.0	0.9
Joint Facilities, etc.	13.0	16.1	3.1	10.0	(6.1)
NTT Communications	124.8	143.6	18.7	160.0	16.4
Expansion and Improvement	74.9	78.9	4.0	75.0	(3.9)
Voice Transmission	51.3	60.7	9.3	55.0	(5.7)
Data Transmission	17.2	11.3	(5.8)	17.0	5.7
Leased Circuit	6.3	6.8	0.4	3.0	(3.8)
R&D Facilities	14.6	23.5	8.8	50.0	26.5
Joint Facilities, etc.	35.2	41.1	5.8	35.0	(6.1)
Optical Access Network Investment
NTT East	125.0	143.0	18.0	Approx. 170.0	27.0
coverage rate (%)	81%	84%		85%
NTT West	208.0	140.0	(68.0)	Approx. 160.0	20.0
coverage rate (%)	80%	83%		84%

Notes : 1	Figures for NTT East and NTT West include figures for Optical Access Network Investment.
2	Figures for capital investment of NTT consolidated and NTT DoCoMo (consolidated) are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangibles and other assets” in the consolidated statements of cash flows are as described in page 7, reconciliation.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(billions of yen)
	A Year Ended Mar. 31, 2004	B Year Ended Mar. 31, 2005		C Year Ending Mar. 31, 2006 (Forecast)
			Change B-A		Change C-B
NTT Consolidated (US GAAP)
Operating Revenues	11,095.5	10,805.9	(289.7)	10,590.0	(215.9)
Fixed Voice Related Services	3,882.2	3,578.1	(304.1)	—	—
Mobile Voice Related Services	3,393.9	3,216.1	(177.8)	—	—
IP/Packet Communications Services	1,639.6	1,772.7	133.1	—	—
Sales of Telecommunications Equipment	713.4	688.1	(25.3)	—	—
Systems Integration	863.0	910.3	47.3	—	—
Other Services	603.5	640.6	37.1	—	—
Operating Expenses	9,535.2	9,594.7	59.5	9,540.0	(54.7)
Cost of Sevices (exclusive of items shown separately below)	2,378.3	2,349.2	(29.1)	—	—
Cost of equipment sold (exclusive of items shown separately below)	1,245.0	1,260.3	15.2	—	—
Cost of systems integration (exclusive of items shown separately below)	522.8	592.0	69.3	—	—
Depreciation and amortization	2,197.1	2,141.7	(55.3)	—	—
Impairment loss	—	44.3	44.3	—	—
Selling, general and administrative expenses	3,192.1	3,207.2	15.1	—	—
Operating Income	1,560.3	1,211.2	(349.1)	1,050.0	(161.2)
Income before Income Taxes	1,527.3	1,723.3	196.0	1,080.0	(643.3)
Net Income	643.9	710.2	66.3	440.0	(270.2)
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	2,114.0	2,025.6	(88.4)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	4,780.5	4,926.7	146.2	—	—
Loss on disposal of property, plant and equipment	219.9	230.2	10.3	—	—
Other expenses	223.8	226.1	2.4	—	—
Total	7,338.2	7,408.6	70.5	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	258.1	323.2	65.1	340.0	16.7
Operating Expenses	186.2	179.5	(6.6)	169.0	(10.5)
Operating Income	71.8	143.7	71.8	171.0	27.2
Non-Operating Revenues	74.2	69.4	(4.7)	64.0	(5.4)
Non-Operating Expenses	67.4	61.4	(5.9)	58.0	(3.4)
Recurring Profit	78.6	151.7	73.0	177.0	25.2
Net Income	240.3	455.6	215.3	174.0	(281.6)

4. Financial Results and Projections (NTT East, NTT West)

				(billions of yen)
	A Year Ended Mar. 31, 2004	B Year Ended Mar. 31, 2005		C Year Ending Mar. 31, 2006 (Forecast)
	2004		Change B-A		Change C-B
NTT East (JPN GAAP)
Operating Revenues	2,267.1	2,180.9	(86.2)	2,012.0	(168.9)
Voice Transmission Services (excluding IP)	1,506.9	1,401.4	(105.5)	1,208.0	(193.4)
IP Services	151.3	211.3	60.0	295.0	83.6
Leased Circuit (excluding IP)	246.9	208.7	(38.2)	158.0	(50.7)
Telegraph	30.9	27.2	(3.7)	25.0	(2.2)
Others	166.5	175.9	9.3	326.0	(6.2)
Related Business	164.3	156.2	(8.0)
Operating Expenses	2,180.7	2,093.1	(87.5)	1,997.0	(96.1)
Personnel	234.3	206.5	(27.8)	195.0	(11.5)
Cost of services and equipment sold, and selling, general and administrative expenses	1,343.5	1,275.3	(68.1)	1,250.0	(25.3)
Depreciation and amortization	458.8	469.8	11.0	427.0	(42.8)
Loss on disposal of property, plant and equipment	68.4	63.7	(4.6)	50.0	(13.7)
Taxes and public dues	75.6	77.6	1.9	75.0	(2.6)
Operating Income	86.4	87.7	1.3	15.0	(72.7)
Non-Operating Revenues	61.2	61.0	(0.2)	54.0	(7.0)
Non-Operating Expenses	49.8	51.1	1.2	44.0	(7.1)
Recurring Profit	97.8	97.6	(0.2)	25.0	(72.6)
Net Income	57.9	58.1	0.1	15.0	(43.1)
NTT West (JPN GAAP)
Operating Revenues	2,166.8	2,098.0	(68.8)	1,966.0	(132.0)
Voice Transmission Services (excluding IP)	1,465.8	1,369.1	(96.6)	1,213.0	(156.1)
IP Services	127.2	180.3	53.0	248.0	67.6
Leased Circuit (excluding IP)	206.0	174.3	(31.6)	151.0	(23.3)
Telegraph	33.4	31.1	(2.2)	28.0	(3.1)
Others	165.2	165.9	0.6	326.0	(16.9)
Related Business	169.0	177.0	8.0
Operating Expenses	2,080.1	2,027.8	(52.2)	1,962.0	(65.8)
Personnel	226.6	195.1	(31.5)	182.0	(13.1)
Cost of services and equipment sold, and selling, general and administrative expenses	1,270.7	1,277.6	6.9	1,244.0	(33.6)
Depreciation and amortization	453.4	425.8	(27.6)	408.0	(17.8)
Loss on disposal of property, plant and equipment	57.0	56.1	(0.9)	55.0	(1.1)
Taxes and public dues	72.1	73.0	0.9	73.0	(0.0)
Operating Income	86.6	70.1	(16.5)	4.0	(66.1)
Non-Operating Revenues	54.9	56.0	1.1	51.0	(5.0)
Non-Operating Expenses	51.0	46.1	(4.9)	40.0	(6.1)
Recurring Profit	90.5	80.0	(10.4)	15.0	(65.0)
Net Income	61.5	41.0	(20.4)	9.0	(32.0)

Notes :	Operating Revenues from Voice Transmission Services of NTT East and NTT West for the fiscal year ended Mar. 31, 2005 include Monthly Charges, Call Rates and Interconnection Rates of 903.6 billion yen, 190.4 billion yen and 215.1 billion yen, and 872.8 billion yen, 198.7 billion yen and 209.5 billion yen, respectively.

4.	Financial Results and Projections (NTT Communications, NTT Data, NTT DoCoMo)

				(billions of yen)
	A Year Ended Mar. 31, 2004	B Year Ended Mar. 31, 2005		C Year Ending Mar. 31, 2006 (Forecast)
	2004		Change B-A		Change C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,106.6	1,090.0	(16.5)	1,081.0	(9.0)
Voice Transmission Services (excluding IP)	467.3	440.6	(26.7)	407.0	(33.6)
IP Services	223.7	278.3	54.5	333.0	54.6
Data Transmission Services (excluding IP)	267.0	212.7	(54.2)	164.0	(48.7)
Leased Circuit*	168.4	135.6	(32.8)	105.0	(30.6)
Solutions Business	117.2	125.8	8.6	177.0	18.6
Others	31.1	32.5	1.3
Operating Expenses	990.3	1,020.1	29.8	1,023.0	2.8
Personnel	86.7	86.5	(0.1)	87.0	0.4
Cost of services and equipment sold, and selling, general and administrative expenses	493.6	514.3	20.7	785.0	1.4
Communication Network Charges	261.5	269.2	7.7
Depreciation and amortization	117.6	120.2	2.6	125.0	4.7
Loss on disposal of property, plant and equipment	19.5	17.7	(1.8)	13.0	(4.7)
Taxes and public dues	11.3	12.0	0.6	13.0	0.9
Operating Income	116.2	69.8	(46.3)	58.0	(11.8)
Non-Operating Revenues	26.5	26.1	(0.3)	24.0	(2.1)
Non-Operating Expenses	29.7	28.0	(1.6)	22.0	(6.0)
Recurring Profit	113.0	67.9	(45.0)	60.0	(7.9)
Net Income	24.1	24.6	0.4	34.0	9.3
(Ref.) Major Revenues of Services
Voice Transmission Services	482.6	448.9	(33.6)	425.0	(23.9)
Data Transmission Services	309.1	347.1	37.9	373.0	25.8
Leased Circuit	168.4	135.6	(32.8)	105.0	(30.6)
Others	9.8	36.7	26.8	178.0	19.7
Related Business	136.4	121.6	(14.8)
NTT Data Consolidated (JPN GAAP)
Operating Revenues	846.7	854.1	7.4	880.0	25.9
Systems Integration Business	685.4	689.8	4.3	706.0	16.2
Network System Business	57.7	56.6	(1.1)	60.0	3.4
Others	177.7	186.5	8.7	193.0	6.5
Elimination or corporate	(74.2)	(78.8)	(4.5)	(79.0)	(0.2)
Cost of Sales	637.9	648.3	10.4	665.0	16.7
Gross Profit	208.7	205.7	(3.0)	215.0	9.3
Selling and General Expense	149.0	166.4	17.4	170.0	3.6
Operating Income	59.7	39.2	(20.4)	45.0	5.8
Non-Operating Income (loss)	(10.0)	(7.1)	2.9	(4.0)	3.1
Recurring Profit	49.6	32.1	(17.4)	41.0	8.9
Net Income	26.9	20.1	(6.8)	27.0	6.9
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	5,048.1	4,844.6	(203.5)	4,805.0	(39.6)
Wireless Services	4,487.9	4,296.5	(191.4)	4,194.0	(102.5)
Cellular Services*	4,329.8	4,132.3	(197.5)	4,040.0	(92.3)
Voice	3,259.5	3,071.7	(187.9)	2,984.0	(87.7)
FOMA*	103.1	514.7	411.7	1,189.0	674.3
Packet Communications	1,070.2	1,060.6	(9.7)	1,056.0	(4.6)
FOMA*	49.9	260.7	210.7	594.0	333.3
PHS*	70.4	60.3	(10.1)	41.0	(19.3)
Quickcast*	5.8	4.4	(1.3)	3.0	(1.4)
Equipment sales	560.2	548.1	(12.1)	611.0	62.9
Operating Expenses	3,945.1	4,060.4	115.3	3,995.0	(65.4)
Personnel	248.4	251.4	3.0	251.0	(0.4)
Cost of services and equipment sold, and selling, general and administrative expenses	2,508.8	2,539.2	30.5	2,550.0	10.8
Depreciation and amortization	721.0	735.4	14.4	740.0	4.6
Impairment loss	—	60.4	60.4	—	(60.4)
Loss on disposal of property, plant and equipment	43.9	65.5	21.6	43.0	(22.5)
Communication Network Charges	387.7	372.4	(15.3)	374.0	1.6
Taxes and public dues	35.4	36.1	0.7	37.0	0.9
Operating Income	1,102.9	784.2	(318.8)	810.0	25.8
Non-Operating Income (loss)	(1.8)	504.1	505.9	64.0	(440.1)
Income before Tax	1,101.1	1,288.2	187.1	874.0	(414.2)
Net Income	650.0	747.6	97.6	533.0	(214.6)

Note:	Operating Revenues of NTT Communications for the fiscal year ended Mar. 31, 2005 include revenues from telephone subscriber lines (249.6 billion yen) for Voice Transmission (excluding IP), revenues from OCN (133.4 billion yen), IP-VPN (63.1 billion yen) and e-VLAN (35.0 billion yen) for IP Services, revenues from Frame Relay / Cell Relay (31.6 billion yen) for Data Transmission, and revenues from conventional leased circuits (13.0 billion yen) and high-speed digital (65.5 billion yen) for Leased Circuit.

*	Partial listing only.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

				(yen)
	Year Ended March 31, 2004	4th Quarter Ended Mar. 31, 2005 (From Jan. to Mar., 2005)	Year Ended March 31, 2005	Year Ending March 31, 2006 (Forecast)

NTT East
Telephone Subscriber Lines ARPU	2,990	2,730	2,920	2,690
ISDN Subscriber Lines ARPU	5,750	5,370	5,510	5,260
NTT West
Telephone Subscriber Lines ARPU	2,900	2,660	2,830	2,640
ISDN Subscriber Lines ARPU	5,730	5,320	5,480	5,160
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,890	6,920	7,200	6,770
Voice ARPU (FOMA+mova)	5,920	5,090	5,330	4,990
Packet ARPU (FOMA+mova)	1,970	1,830	1,870	1,780
i-mode ARPU (FOMA+mova)*	1,970	1,820	1,870	1,770
ARPU generated purely from i-mode (FOMA+mova)	2,240	2,000	2,060	1,930
Cellular Aggregate ARPU (FOMA)	10,280	9,280	9,650	8,550
Voice ARPU (FOMA)	6,900	6,110	6,380	5,700
Packet ARPU (FOMA)	3,380	3,170	3,270	2,850
i-mode ARPU (FOMA)*	3,240	3,130	3,220	2,820
ARPU generated purely from i-mode (FOMA)	3,330	3,170	3,260	2,870
Cellular Aggregate ARPU (mova)	7,830	6,300	6,800	5,800
Voice ARPU (mova)	5,890	4,830	5,160	4,600
i-mode ARPU (mova)	1,940	1,470	1,640	1,200
ARPU generated purely from i-mode (mova)	2,200	1,660	1,850	1,360

Notes : 1	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.
—	ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.
—	ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.
2	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.
3	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
4	We compute ARPU for our cellular business using two aggregate measures.
—	Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
—	Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.
—	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.
—	Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).
—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
5	We show ARPU for our i-mode using two aggregate measures.
—	i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
—	ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.
6	International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for the forecasts for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU forecasts for the fiscal year ending Mar. 31, 2006, are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in previous reports do not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods are 20 yen for the fiscal year ended Mar. 31, 2004, 20 yen for 1st quarter ended Jun. 30, 2004, 20 yen for 2nd quarter ended Sept. 30, 2004, 30 yen for 3rd quarter ended Dec. 31, 2004, 30 yen for 4th quarter ended Mar. 31, 2005, and 20 yen for the fiscal year ended Mar. 31, 2005.
7	No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.
8	No. of active subscribers used in ARPU calculation are as below.
—	FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.
—	4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.
**	active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

* Partial listing only.

6.	Interest-Bearing Liabilities (Consolidated)

(billions of yen)

	As of Mar. 31, 2004		As of Mar. 31, 2005		As of Mar. 31, 2006 (Forecast)
Interest-Bearing Liabilities	5,921.7		5,525.8		5,430.0

7. Indices (Consolidated)

	Year Ended Mar. 31, 2004		Year Ended Mar. 31, 2005		Year Ending Mar. 31, 2006 (Forecast)
Operating Income	1,560.3	billion yen	1,211.2	billion yen	1,050.0	billion yen
EBITDA Margin	35.5%		32.8%		30.9%
Operating FCF	1,920.2	billion yen	1,482.2	billion yen	1,219.0	billion yen
ROCE	7.3%		5.8%		5.0%

Note : The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2004		Year Ended Mar. 31, 2005		Year Ending Mar. 31, 2006 (Forecast)
EBITDA Margin [(c/d)X100]	35.5%		32.8%		30.9%
a Operating Income	1,560.3	billion yen	1,211.2	billion yen	1,050.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,373.5	billion yen	2,328.4	billion yen	2,219.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	3,539.6	billion yen	3,269.0	billion yen
d Operating Revenues	11,095.5	billion yen	10,805.9	billion yen	10,590.0	billion yen
Operating FCF [(c-d)]	1,920.2	billion yen	1,482.2	billion yen	1,219.0	billion yen
a Operating Income	1,560.3	billion yen	1,211.2	billion yen	1,050.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,373.5	billion yen	2,328.4	billion yen	2,219.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	3,539.6	billion yen	3,269.0	billion yen
d Capital Investment	2,013.6	billion yen	2,057.4	billion yen	2,050.0	billion yen
ROCE [(b/c)X100]	7.3%		5.8%		5.0%
a Operating Income	1,560.3	billion yen	1,211.2	billion yen	1,050.0	billion yen
(Normal Statutory Tax Rate)	42%		41%		41%
b Operating Income X(1-Normal Statutory Tax Rate)	905.0	billion yen	715.7	billion yen	619.5	billion yen
c Operating Capital Employed	12,324.0	billion yen	12,307.0	billion yen	12,421.7	billion yen

	Year Ended Mar. 31, 2004	(billons of yen) Year Ended Mar. 31, 2005
NTT Group Consolidated Capital Investment	2,013.6	2,057.4
Payments for property, plant and equipment	1,765.7	1,611.0
Acquisition of intangibles and other assets	443.5	543.7
Other differences	(195.6)	(97.3)
NTT DoCoMo Consolidated Capital Investment	805.5	861.5
Payments for property, plant and equipment	625.3	668.4
Acquisition of intangibles and other assets	177.6	242.7
Other differences	2.6	(49.6)